Exhibit 99.2

PARINGA RESOURCES LIMITED

2019 Annual Report

ABN 44 155 933 010

Corporate Directory

DIRECTORS

COMPANY SECRETARY

Mr. Gregory Swan

OFFICES

Mine Office:
373 Whobry Road
Rumsey KY 42371
UNITED STATES

New York Office:
28 West 44th Street, Suite 810
New York NY 10036
UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

STOCK EXCHANGE LISTINGS

United States:
Nasdaq Capital Market (Nasdaq symbol: PNRL)

Australia:
Australian Securities Exchange (ASX symbol: PNL)

SHARE REGISTRIES

United States
Computershare Investor Services
211 Quality Circle, Suite 210
College Station TX 77845
UNITED STATES
Tel: +1 781 575 4247

Australia:
Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS

United States:
Frost Brown Todd Attorneys
Gibson, Dunn & Crutcher

Australia:
DLA Piper

AUDITOR

Deloitte Touche Tohmatsu

WEBSITE

www.paringaresources.com

Contents

01 Directors' Report
23 Auditor's Independence Declaration
24 Consolidated Statement of Profit or Loss and other Comprehensive Income
25 Consolidated Statement of Financial Position
26 Consolidated Statement of Changes in Equity
27 Consolidated Statement of Cash Flows
28 Notes to and Forming Part of the Financial Statements
57 Directors' Declaration
58 Independent Auditor's Report
63 Corporate Governance
64 Mineral Resources and Ore Reserves Statement
66 ASX Additional Information

DIRECTORS’ REPORT

The Directors of Paringa Resources Limited present their report on the Consolidated Entity consisting of Paringa Resources Limited (“Company” or “Paringa”) and the entities it controlled at the end of, or during, the year ended June 30, 2019 (“Consolidated Entity” or “Group”).

OPERATING AND FINANCIAL REVIEW

Summary of Operations

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa.

The Poplar Grove Mine has commenced operations and production ramp-up is underway, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and a non-union labor pool. Mining conditions at Poplar Grove are similar to those encountered in neighbouring mines, which rank as some of the most productive room-and-pillar operations in the world.

Evansville
INDIANA
U.S.A.
Buck Creek Complex
Map Area
OHIO RIVER
KENTUCKY
ALLIANCE RESOURCE PARTNERS, L.P.
River View
ALLIANCE RESOURCE PARTNERS, L.P.
Onton #9
(End of Economic Reserve Life)
Ohio River Market
Cypress Mine
3.8mtpa
Poplar Grove Mine
2.8mtpa
ALLIANCE RESOURCE PARTNERS, L.P.
Dotiki
ALLIANCE RESOURCE PARTNERS, L.P.
Warrior
ALLIANCE RESOURCE PARTNERS, L.P.
Hopkins
(End of Economic Reserve Life)
GREEN RIVER
N
20 km
450000mE
500000mE
4150000mN
Coal Power Plant
Alliance Resource Partners Mines
Other Mines
Cypress Mine Plan
Poplar Grove Mine Plan
Buck Creek Complex
Other Coal Properties
Medium-High Volatile Bituminous
State Boundary
Rail
Major River - Barge Route

Paringa Resources Limited ANNUAL REPORT 2019	1

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Highlights

Highlights during, and since the end of, the financial year include:

Coal sales

•	Paringa achieved its maiden coal shipment from its Poplar Grove river dock in April, 2019.

•	Paringa delivered total coal shipments of 26.3 thousand tons (“Kt”) during the June quarter for gross sales of approximately US$1.1 million as shipments steadily increased with mine ramp-up.

•	Paringa maintains a strong forward sales book with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 year’s production pre-sold with leading regional power utilities.

•	Paringa aims to be a highly valued supplier of coal to local utilities and expects to continue to build an excellent long term, low risk sales book.

Mining & processing

•
Paringa commenced mining operations at the Poplar Grove Mine in March 2019 using company operated equipment, with Paringa’s first mining unit (“Unit 1”) comprising two continuous mining machines (“CMs”).

•	Paringa’s second mining unit (“Unit 2”) commenced operations in July 2019, taking the total number of CMs in operation to four and significantly increasing the quantity of coal mined per shift.

•	Paringa activated the split ventilation system, allowing concurrent operation of both CMs in both Unit 1 and Unit 2, and has received regulatory approval for an extended cut plan for Unit 1.

•	Mining productivity is ramping-up, and Paringa expects to be free cash flow positive in February 2020 on a 2-mining unit basis.

•	Operations at the coal handling and preparation plant (“CHPP”) continue to ramp-up well, with fully washed plant yields moving towards designed thresholds.

Safety

•	No Lost Time Accidents (“LTAs”) were recorded during the year, with the Company recording 182 days without a LTA to June 30, 2019.

Coal market

•
Market conditions in the Illinois Coal Basin remain buoyant despite a weakening in the global seaborne thermal coal market through the first half of calendar 2019, primarily influenced by transportation challenges in the United States and increased stockpiles in Europe.

•
Paringa remains focused on building out a pipeline of domestic sales to local customers served by the low-cost barge network in the Ohio River market, with the Poplar Grove Mine’s direct barge access to the Green and Ohio River systems providing a significant transportation cost advantage over many other coal operations in the region.

•	The lack of investment in new supply in the Illinois Coal Basin, and limited spare capacity, is expected to provide support for strong market conditions over the medium term.

Corporate

•
Executed US$56 million Term Loan Facility with Tribeca Global Resources Credit Pty Limited (as agent) and the first US$40 million tranche was drawn in April 2019. Paringa’s previous US$21.7 million debt facility from Macquarie Bank Limited was repaid in full.

•	Once the Term Loan Facility is fully drawn, Paringa will be funded to commence the expansion of production to 2.8 Mtpa at Poplar Grove.

•	Paringa appointed Mr. Egan Antill as Chief Executive Officer & Managing Director in December 2018.

•
In October 2018, the Company announced that its American Depositary Receipts (“ADRs”) had commenced trading in the U.S. on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PNRL”. Paringa’s ordinary shares continue to trade on the Australian Stock Exchange (“ASX”) under the symbol “PNL”.

•
Executed a secured financing package with Komatsu Financial Limited Partnership to finance the purchase of mining equipment for the Poplar Grove Mine, and at June 30, 2019, had drawn approximately US$23.7 million under the facility.

2	Paringa Resources Limited ANNUAL REPORT 2019

Poplar Grove Operations

POPLAR GROVE PRODUCTION SUMMARY
	Quarter ended Jun. 30, 2019	Year ended Jun. 30, 2019
Tons mined (Kt)	85.6	85.6
Tons produced (Kt)	31.3	31.3
Tons sold (Kt)	26.3	26.3
Realised sales price per ton (US$)	$42.35	$42.35

Coal sales

Paringa achieved its maiden coal shipment from its Ainsworth Dock on the Green River on April 26, 2019.

During the June quarter, Paringa delivered total coal shipments of 26.3 Kt with a gross sales value of approximately US$1.1 million as shipments steadily increased with mine ramp-up. Coal is sold by Paringa on a free-on-board (“FOB”) basis, with the Company’s customers responsible for the transportation of coal.

Finished coal product from Poplar Grove is designed to include around 20% – 30% of raw material (“bypass tons”) in addition to the fully washed portion to achieve a finished product energy content of around 11,200 – 11,300 Btu/lb per Paringa’s coal sales contracts. The finished product produced during the initial months of operations contains an energy content significantly higher than 11,200 – 11,300 Btu/lb, with the Company receiving a pricing premium for the sale of these tons. Paringa has commenced introducing bypass tons to the final product mix as underground construction activities are completed and the amount of waste rock received by the CHPP reduces.

Paringa maintains a strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 year’s production pre-sold. Paringa’s contract book remains in a favorable position for domestic sales in the Illinois Coal Basin, where sales contracts are typically negotiated on 1 to 2 year terms. The Company continues to maintain good standing with its current customers.

Barge loading at Paringa’s Ainsworth Dock on the Green River

Paringa Resources Limited ANNUAL REPORT 2019	3

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Poplar Grove Operations (Continued)

Mining and processing operations

The Company commenced mining with its first continuous miner (“CM”) in March 2019. Underground mining and development significantly progressed during the June 2019 quarter, with the slope development contractor demobilised from the mine site and activities transitioned to Paringa managed operations.

The Company successfully installed and commissioned the slope conveyor and established the permanent underground ventilation system. Operations using the mine slope conveyor allowed the Company to commence a typical underground room and pillar mining sequence and enabled significantly increased production rates.

Paringa utilises room and pillar operations at Poplar Grove, an efficient and low-cost mining method widely employed in coal mines around the world. Room and pillar mining is undertaken by continuous mining units (“Unit”), with each Unit consisting of two CMs and other ancillary equipment.

Mining began utilising the two CMs which form Unit 1, with ramp-up activities progressing well and productivity increasing. Construction of the ventilation overcasts are complete and the split ventilation system is commissioned, enabling the concurrent operation of both CMs in Unit 1. Regulatory approval has also been received for an extended cut plan for Unit 1.

Unit 2 entered production in July 2019 and the split ventilation system has also been completed, enabling the concurrent operation of two continuous miners in Unit 2, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation. Unit 2 will progressively ramp-up over the coming months, with testing activities for the Unit 2 extended cut plan underway.

Paringa plans to operate three Units at Poplar Grove, with each Unit projected to produce approximately 0.9 Mt tons of clean coal per annum at full capacity. Unit 3 is scheduled for commissioning in 2020, enabling total Poplar Grove production of up to 2.8 Mtpa of clean coal on an annualised run-rate basis.

Mining productivity is ramping-up, and Paringa expects to be free cash flow positive in February 2020 on a 2-mining unit basis.

CHPP operations continued to perform well, with yields increasing to ~55% as the amount of out-of-seam material being cut reduces as underground development activities wind back.

Continuous miner at a coal face at Poplar Grove

4	Paringa Resources Limited ANNUAL REPORT 2019

Roof bolting activities at Poplar Grove

Coal handling and preparation plant (“CHPP”) at Poplar Grove

Paringa Resources Limited ANNUAL REPORT 2019	5

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Buck Creek Complex

Paringa controls approximately 41,000 gross acres (17,000 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by the Group through approximately 300 individual coal leases with private mineral owners.

Paringa has completed a Bankable Feasibility Study (“BFS”) for the Poplar Grove and Cypress Mines, with the key outputs of the BFS outlined below.

Poplar Grove and Cypress Mines – BFS Fundamentals (to a maximum accuracy variation +/- 10%)
	Poplar Grove Mine	Cypress Mine
Average ROM Coal Production Steady State	3.6 Mtpa	5.1 Mtpa
Total ROM Coal Produced Life-of-Mine (“LOM”)	89.0 million tons	86.3 million tons
Product Heating Content	11,200 Btu/lb	11,200 Btu/lb
Average Product Yield	76%	77%
Mine Life	25 years	18 years
Average Saleable Coal Production Steady State	2.8 Mtpa	3.8 Mtpa
Total Saleable Coal Produced (LOM)	67.7 million tons	66.2 million tons
Coal Processing Plant Capacity	400 tons per hour	700 tons per hour
Coal Processing Method	Dense Media 2-Stage	Dense Media 2-Stage
Underground Mining Method	Room-and-Pillar	Room-and-Pillar
Average Annual Operating Costs (steady state)	US$28.28 per ton	US$27.37 per ton

Coal Resources and Reserves

Poplar Grove and Cypress Mines Coal Resource Estimate (inclusive of Coal Reserves)
CRE Tonnage (tons)
Measured	Indicated	Total Measured & Indicated
103.0 million	227.3 million	332.2 million

Poplar Grove and Cypress Mines Ore Reserve Estimate
Recoverable* Coal Reserve (Mt)			Yield	Marketable Coal Reserve (Mt)
Proven	Probable	Total	%	Proven	Probable	Total
44.3	91.4	135.7	76.54%	33.9	70.0	103.8

* Includes dilution.

The Poplar Grove and Cypress Mines have highly attractive coal quality properties compared to existing operating mines in the Illinois Basin. On a 100% washed basis, together with a 4% addition to equilibrium moisture, the WK No.11 and WK No.9 coal seams have a high heat content of 12,160 Btu/lb and 11,851 Btu/lb respectively, which compares favourably with the larger producing mines in the Illinois Basin.

Coal Seam Coal Quality Specifications – WK No.11
Raw Proximate Analysis (As Received)						Average Washed Core Product Qualities (Float 1.60 SG with Moisture = Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Sulfur	Yield @ 1.60 Float)
4.9%	15.7%	38.6%	40.1%	0.12%	58	12,160	8.5%	3.4%	84.2%

Coal Seam Coal Quality Specifications – WK No.9
Raw Proximate Analysis (As Received)						Average Washed Core Product Qualities (Float 1.60 SG with Moisture = Equilibrium Moisture +4%)
EQ Moisture	Ash	Volatile Matter	Fixed Carbon	Chlorine	HGI	Calorific Value (Btu/lb)	Ash	Sulfur	Yield @ 1.60 Float)
6.3%	11.8%	37.5%	44.2%	0.15%	60	11,863	8.7%	2.8%	93.0%

6	Paringa Resources Limited ANNUAL REPORT 2019

Corporate

Royalty Financing and Entitlement Offer

After year end, the Company executed a term sheet with Tribeca Global Resources Credit Pty Limited (“Tribeca”) to grant a 2% gross revenue royalty to Tribeca to raise US$9.0 million (before costs) (“Proposed Royalty Financing”), and will conduct a 1 for 4 pro-rata accelerated non-renounceable entitlement offer to raise up to approximately A$8.1 million (US$5.6 million1) (before costs) (“Entitlement Offer”).

The term sheet has been approved by Tribeca’s Investment Committee but remains conditional upon completion of a minimum US$5 million equity raising (after costs), completion of legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation. The term sheet also provides for amendments to the Company's Term Loan Facility with Tribeca (“Proposed Term Loan Amendment”) (see below).

Proceeds from the Proposed Royalty Financing and Entitlement Offer will be used to fund Poplar Grove’s mine ramp-up to positive cashflow. Paringa expects to be free cash flow positive in February 2020 on a 2 Unit basis. The mine ramp up has been slower than expected which has led to a funding gap. Paringa’s business model remains intact and Paringa expects to generate significant free cash flow on achieving full capacity.

Term Loan Facility

In March 2019, Paringa executed a Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Limited (“Tribeca”) (as agent) for the purpose of refinancing existing debt, expansion development of the Poplar Grove Mine and working capital.

The Tribeca debt financing is an attractive funding package that provides low overall cost, low shareholder dilution and flexibility in relation to early repayment. Once the facility is fully drawn Paringa will be funded to begin the expansion of production to 2.8 Mtpa at Poplar Grove.

The first US$40 million tranche of the TLF has been drawn, and the Company’s previous US$21.7 million debt facility from Macquarie Bank Limited has been repaid in full.

After year end, the Company executed a term sheet with Tribeca to amend the TLF to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the TLF.

Drawdown of the second tranche of the TLF is conditional upon satisfaction of a ramp-up test, financial undertakings and other customary conditions precedent.

Coal Sales Contracts

In October 2018, the Company executed an additional coal sales agreement with Indiana-Kentucky Electric Corporation, a wholly owned subsidiary of Ohio Valley Electric Corporation (“OVEC-IKEC”) to sell 650,000 tons of coal from 2019 to 2020.

Coal is procured by American Electric Power (“AEP”) on behalf of OVEC-IKEC. AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the United States.

Paringa already has a cornerstone coal sales contract with Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”), one of the biggest fuel buyers within the Ohio River, to sell 4,750,000 tons of its product from 2018 to 2022.

In January 2019, the Company signed a coal sales agreement with Big Rivers Electric Corporation (“BREC”). BREC subsequently elected to terminate the agreement due to the delayed delivery of first coal to BREC. The termination of the contract will have a minimal sales impact over the next 2 years. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in 2019.

Paringa maintains a strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 years’ production pre-sold. Paringa is making progress with a wide range of customers for additional coal sales contracts for deliveries from 2020 onwards.

1 Assuming an AUD:USD exchange rate of 0.69

Paringa Resources Limited ANNUAL REPORT 2019	7

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Corporate (Continued)

Nasdaq Listing

In October 2018, the Company announced that its ADRs were approved for listing on Nasdaq and trading commenced in the U.S. under the ticker symbol “PNRL”. Each ADR represents 50 ordinary shares in the Company. No additional ordinary shares were issued in connection with implementation of the ADR program.

The Company’s ordinary shares continue to trade on the Australian Stock Exchange under the symbol “PNL”.

Results of Operations

The net loss of the Group for the year ended June 30, 2019 was US$13.1 million (2018: US$7.1 million). Significant items contributing to the current year loss and the differences from the previous financial year include:

(i)
Employee benefit expenses of US$3.6 million (2018: US$3.0 million) relating to the Group’s staffing and travel requirements required to support the development and operations of the Buck Creek Complex;

(ii)
Amortisation of borrowing costs of US$3.6 million (2018: US$0.0 million) relating to the Group’s previous debt facility from Macquarie Bank Limited which was repaid in full during the financial year, at which time the remaining balance of unamortised borrowing costs (including non-cash share-based payments) were expensed through profit or loss;

(iii)
Depreciation and impairment of plant and equipment of US$2.1 million (2018: US$0.0 million) relating to mine plant and equipment that has begun depreciating in the current year as a result of the commencement of mining operations; and

(iv)
Share-based payment expenses of US$1.5 million (2018: US$2.3 million) relating to the Group’s accounting policy of expensing the value of incentive securities granted to key employees and consultants over the period during which the employees and consultants become entitled to the incentive securities.

Financial Position

At June 30, 2019, the Group had cash reserves of US$12.0 million (2018: US$22.6 million). The Group is in a strong financial position to conduct its current and planned operating activities.

At June 30, 2019, the Group had net assets of US$67.3 million (2018: US$77.1 million), a decrease of 12% compared with the previous year.

At June 30, 2019, the Group had debt of US$58.7 million (June 30, 2018: $0.4 million) (after offsetting borrowing costs, including non-cash share-based payments, of US$4.1 million).

Loss Per Share

	2019 (US$)	2018 (US$)
Basic and diluted loss per share	$0.03	$0.02

Dividends

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

Environmental Regulation and Performance

The Group's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no significant known breaches by the Group during the financial year.

8	Paringa Resources Limited ANNUAL REPORT 2019

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value through the successful development and commercial exploitation of its projects. To achieve its objective, the Group currently has the following business strategies and prospects:

(i)	Ramp up production at the Poplar Grove Mine during 2019 and 2020 to reach full production capacity;

(ii)	Enter into additional coal sales with utilities located within the Ohio River and South-East markets; and

(iii)	Assess other mine development opportunities within the Buck Creek Complex and ILB, such as the Cypress Mine.

All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely activities will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

•
Operational risks – The Group’s production ramp up and coal mining operations are subject to operating risks that could impact the amount of coal produced at its coal mines, delay coal deliveries or increase the cost of mining for varying lengths of time. Such difficulties include: changes or variations in geologic, hydrologic or other conditions; mining, processing and loading equipment failures and unexpected maintenance problems; limited availability or increased costs of mining, processing and loading equipment and parts and other materials from suppliers; difficulties associated with mining under or around surface obstacles; mine safety accidents, including fires and explosions from methane and other sources; adverse weather and natural disasters; and a shortage of skilled and unskilled labour. If any of these or other conditions or events occur in the future, they may increase the cost of mining or delay or halt production or sales to our customers, which could adversely affect our results of operations or decrease the value of our assets. The Group has in place a framework for the management of operational risks and an insurance program which provides insurance coverage for a number of these operating risks.

•
Volatility in coal prices – The Group’s future financial performance will be impacted by future coal prices. The price of coal is affected by numerous factors beyond the control of the Group, including the outcome of future sales contract negotiations, general economic activity, industrial production levels, changes in foreign exchange rates, changes in coal demand, changes in the supply of seaborne coal, changes in international freight rates and the cost of substitutes for coal. The Company does not currently hedge against coal price volatility.

•
Health, safety and environment - A range of health, safety and environmental risks exist with coal mining activities. Accidents, environmental incidents and real or perceived threats to the environment could result in a loss of the Group’s social licence to operate leading to delays, disruption or the shut-down of operations. Potential environment and safety risks include equipment failure, human errors in underground operations, vehicle and mining equipment interactions, roof fall hazards in underground operations, and fires and explosions from methane and other sources. The Group has a comprehensive environmental, health and safety management system to mitigate the risk of incidents and to ensure compliance with environmental and safety laws;

•
Title to properties – The Group conducts a significant part of its mining operations on properties that it has leased. As is industry practice in the U.S., title to most of the Group’s leased properties and mineral rights is not thoroughly verified until mining commences. Accordingly, actual or alleged defects in title or boundaries may exist, which could adversely affect the Group’s ability to mine the associated coal reserves. In addition, the Company is continuing with its leasing program to secure additional leased properties within the project area, however there can be no guarantee that the Group will secure additional leasing which could impact on operations;

•
Government regulations – The Group is subject to extensive laws and regulations. Any material adverse changes in government policies or legislation of the U.S. that affect coal mining, processing, development and mineral exploration activities, income tax laws, royalty regulations, government subsidies and environmental issues may affect the viability and profitability of the Group’s current and future projects. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could adversely impact the Group’s mineral properties; and

•
Global financial conditions – Economic conditions, both domestic and global, may affect the performance of the Group. Adverse changes in macroeconomic conditions, including global and U.S. growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the Group’s control. A slowdown in the financial markets or other economic conditions may result in material adverse impacts on the Group’s businesses and its operational and financial performance, and position.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year consisted of the development and operation of coal mines in the United States.

Paringa Resources Limited ANNUAL REPORT 2019	9

DIRECTORS’ REPORT (Continued)

DIRECTORS

The names and details of the Company's Directors in office at any time during the financial year or since the end of the financial year are:

Mr. Ian Middlemas	Chairman
Mr. Todd Hannigan	Deputy Chairman
Mr. Egan Antill	Managing Director & CEO (appointed effective December 12, 2018)
Mr. David Gay	Executive Director & President
Mr. Jonathan Hjelte	Non-Executive Director
Mr. Richard McCormick	Non-Executive Director
Mr. Thomas Todd	Non-Executive Director

Unless otherwise stated, Directors held their office from July 1, 2018 until the date of this report.

CURRENT DIRECTORS AND OFFICERS

Mr. Ian Middlemas  B.Com, CA
Chairman (non-executive)

Mr. Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a Director with a number of publicly listed companies in the resources sector.

Mr. Middlemas was appointed as a Director of the Company on October 16, 2013 and as Chairman on January 7, 2014.  During the three year period to the end of the financial year, Mr. Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Piedmont Lithium Limited (September 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Cradle Resources Limited (May 2016 – July 2019) and Syntonic Limited (April 2010 – June 2017).

Mr. Todd Hannigan  B.Eng (Hons)
Deputy Chairman (non-executive)

Mr. Hannigan was the Chief Executive Officer of Aston Resources from 2010 to 2011. During this time, the company significantly progressed the Maules Creek project, including upgrades to the project's resources and reserves, completion of all technical and design work for the Definitive Feasibility Study, negotiation of two major project stake sales and joint venture agreements, securing port and rail access and progression of planning approvals to final stages. Mr. Hannigan has worked internationally in the mining and resources sector for over 18 years with Aston Resources, Xstrata Coal, Hanson PLC, BHP Billiton and MIM.

Mr. Hannigan was appointed as a Director of the Company on May 21, 2014, as Deputy Chairman on June 19, 2017.  Mr. Hannigan previously served as Interim CEO of the Company from June 18, 2018 to December 11, 2018 and as Managing Director and CEO of the Company from November 7, 2016 to June 19, 2017. During the three-year period to the end of the financial year, Mr. Hannigan held a directorship in Prairie Mining Limited (September 2014 – present).

Mr Egan Antill  B.Eng, MBA
Managing Director and Chief Executive Officer

Mr. Antill studied Engineering at the University of Queensland and early in his career worked for Mount Isa Mines Ltd and Caterpillar of Australia Ltd. He then completed an MBA at Yale University and spent the next 20 years in investment banking on Wall Street in New York including Managing Director, Merrill Lynch & Co., New York, where he raised capital for and provided strategic advice to global Metals and Mining companies, and prior to that with Credit Suisse First Boston, New York in the Mergers & Acquisitions department.

Mr. Antill’s background in mining and capital markets complements the proven operating team that Paringa has established at its Poplar Grove mine. The operating team based at site in Kentucky has in excess of 50 years of coal mining experience in the US. Mr. Antill’s focus is on delivering the mine ramp-up and unlocking shareholder value. Consistent with this, Mr. Antill’s equity performance rights are linked to coal production milestones.

Mr. Antill was appointed as a Managing Director and Chief Executive Officer of the Company on December 12, 2018. Mr. Antill has not held any other directorships in listed companies during the three-year period to the end of the financial year.

10	Paringa Resources Limited ANNUAL REPORT 2019

Mr. David Gay  B.Eng, MBA, P.E.
Executive Director & President

Mr. Gay is a Professional Mining Engineer with an MBA and has over 35 years of experience in developing coal projects in the USA. Mr. Gay’s experience covers the entire coal development chain including leasing, permitting, exploration, construction, commissioning, production, mergers & acquisitions and financing activities (including project finance, high yield bonds, bank debt, structured finance and equity). Prior to joining the Group, he was Vice President, Mergers and Acquisitions and Business Development at Alpha Natural Resources, one of the USA’s largest coal producers. During his time, Alpha completed over US$10 billion worth of mergers and acquisitions and transitioned into one of the largest coal companies in the US and the third largest coking coal exporter globally. Prior to that, Mr. Gay led several large regional coal companies and was Business Unit President at Pittston Coal Group (20 years’ experience) which at the time was the largest coking coal exporter worldwide.

Mr. Gay was appointed as Director and President of the Company on June 23, 2015. Mr. Gay also served as Chief Executive Officer of the Company from January 7, 2014 to November 7, 2016 and as Managing Director from June 23, 2015 to November 7, 2016. Mr. Gay has not held any other directorships in listed companies during the three-year period to the end of the financial year.

Mr. Jonathan (Jon) Hjelte  M.S., B.S., CFA
Non-Executive Director

Mr. Hjelte is Portfolio Manager of the Utilities, Metals and Mining division at Citadel LLC, one of the largest, most successful alternative investment management firms, specializing in utilities, metals and mining. Prior to this, Mr. Hjelte was with Millennium Management LLC, a global investment management firm with approximately US$30 billion in assets under management. Mr. Hjelte managed an equity portfolio focused on a diverse mix of sectors including power and mining. Mr. Hjelte began his career at Lehman Brothers as an investment banker. Mr. Hjelte graduated Summa Cum Laude from Lehigh University where he received an M.S. in Statistics and a B.S. in the Integrated Business and Engineering honors program. He also holds the Chartered Financial Analyst (CFA) designation.

Mr. Hjelte was appointed as a Director of the Company on January 11, 2016. Mr. Hjelte has not held any other directorships in listed companies during the three-year period to the end of the financial year.

Mr. Richard (Rick) McCormick  BSc, PE
Non-Executive Director

Mr. McCormick has spent the last 20 years of his career specializing in large-scale coal preparation plants and materials handling systems in the U.S., including the Illinois Basin. He has over 30 years of experience in coal preparation and coal preparation equipment, including operations, process and material handling design, construction, and process equipment design and application. Mr. McCormick was previously Chief Executive Officer of DRA Taggart (the US operating arm of DRA Global) a large and highly respected coal mining services firm with significant experience in the Illinois Basin having conducted operational and construction activities of many coal handling and preparation plants, including those owned by Alliance Resource Partners, LP. Mr. McCormick is also a consultant to Concentrate Capital Partners, the fund management and investment arm of DRA Global. Prior to this, Mr. McCormick served as Chief Executive Officer and President of Taggart Global for over 10 years until DRA Global’s acquisition of Taggart Global in 2014. Mr. McCormick is a registered Professional Engineer and has a Bachelor of Science degree in Mechanical Engineering from West Virginia University.

Mr. McCormick was appointed as a Director of the Company on August 11, 2016. Mr. McCormick has not held any other directorships in listed companies during the three-year period to the end of the financial year.

Mr. Thomas (Tom) Todd  BSc (Hons), CA
Non-Executive Director

Mr. Todd was the Chief Financial Officer of Aston Resources from 2009 to November 2011. Prior to Aston Resources, Mr. Todd was Chief Financial Officer of Custom Mining, where his experience included project acquisition and funding of project development for the Middlemount project prior to the sale of the company to Macarthur Coal. A graduate of Imperial College, Mr. Todd holds a Bachelor of Physics with first class Honours. He was a chartered accountant (Institute of Chartered Accountants in England and Wales) and a graduate of the Australian Institute of Company Directors.

Mr. Todd was appointed as a Director of the Company on May 21, 2014. Mr. Todd also served as Executive Director from November 7, 2016 to June 19, 2017. During the three-year period to the end of the financial year, Mr. Todd held a directorship in Prairie Mining Limited (September 2014 – present).

Paringa Resources Limited ANNUAL REPORT 2019	11

DIRECTORS’ REPORT (Continued)

CURRENT DIRECTORS AND OFFICERS (Continued)

Mr. Gregory (Greg) Swan  BCom, CA, FCIS, FFin
Company Secretary

Mr. Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several ASX-listed companies that operate in the resources sector. He commenced his career with a large international chartered accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Papillon Resources Limited, Coalspur Mines Limited, and Piedmont Lithium Limited.

Mr. Swan was appointed Company Secretary of the Company on November 25, 2013.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the financial year were as follows:

(i)
On September 5, 2018, the Company announced that it had filed a registration statement on Form 20-F to register its ordinary shares with the United States Securities and Exchange Commission ("SEC") and allow American depositary receipts (“ADRs”) representing ordinary shares to be listed in the United States;

(ii)
On September 10, 2018, the Company announced that it had reached financial close for its US$21.7 million project loan facility from Macquarie Bank Limited, and drawn down the first US$15 million tranche of the project loan facility;

(iii)
On October 2, 2018, the Company announced that its ADRs had been approved for listing on the Nasdaq Capital Market (“Nasdaq”) and trading had commenced in the U.S. under the ticker symbol “PNRL”. Each ADR represents 50 ordinary shares in the Company. No additional ordinary shares were issued in connection with implementation of the ADR program. The Company’s ordinary shares continue to trade on the Australian Stock Exchange under the symbol “PNL”;

(iv)
On October 3, 2018, the Company announced that it had signed an additional coal sales agreement with Indiana-Kentucky Electric Corporation, a wholly owned subsidiary of Ohio Valley Electric Corporation (“OVEC-IKEC”) to sell 650,000 tons of coal from 2019 to 2020;

(v)	On December 11, 2018, the Company announced that it had appointed Mr. Egan Antill as Chief Executive Officer & Managing Director of the Company, effective from December 12, 2018;

(vi)
On January 31, 2019, the Company announced that it had signed an additional coal sales agreement with Big Rivers Electric Corporation (“BREC”) for coal sales from its Poplar Grove Mine, for up to 1,400,000 tons of coal from 2019 to 2023. BREC subsequently elected to terminate its coal sales agreement (refer below);

(vii)
On March 5, 2019, the Company announced that production ramp-up had begun with the commencement of continuous underground mining operations at the Poplar Grove Mine with Company operated mining equipment and labour, and that raw coal is being brought to the surface and has been processed by Poplar Grove’s CHPP;

(viii)
On March 20, 2019, the Company announced that Tribeca Global Resources Credit Pty Limited (“Tribeca”) had agreed to provide a Term Loan Facility (“TLF”) of US$56 million for the purpose of refinancing existing debt, expansion development of the Poplar Grove Mine and working capital;

(ix)	On April 29, 2019, the Company announced that a maiden shipment of approximately 1,500 tons of coal was loaded into barges at Paringa’s dock on the Green River; and

(x)
On May 1, 2019, the Company announced that it had reached financial close for its US$56 million TLF and had drawn the first US$40 million tranche of the TLF. The Company’s previous US$21.7 million debt facility from Macquarie Bank Limited has been repaid in full.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

(i)
On July 19, 2019, the Company announced that the second mining unit (“Unit 2”) had entered production at the Poplar Grove Mine, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation;

12	Paringa Resources Limited ANNUAL REPORT 2019

(ii)
On July 19, 2019, the Company announced that BREC had elected to terminate its coal sales agreement with the Company (which represents a potential event of default under the TLF) due to the delayed delivery of first coal to BREC. Under the TLF, the Group has a period 90 days to replace the terminated contract with alternative arrangements which are acceptable to Tribeca, or to negotiate an extension or waiver of this requirement, otherwise an event of default will be triggered under the TLF. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in 2019;

(iii)
On August 24, 2019, the Company announced that an extended cut plan for Unit 1 at the Poplar Grove Mine had been approved, enabling the CMs to increase the depth of each cut into the coal seam from 20 ft to 40 ft. The extended cut plan resulted in an immediate increase in Unit 1 mining productivity;

(iv)
On September 17, 2019, the Company announced the appointment of Mr. Jim Middleton as Executive Advisor to Paringa’s Board, with specific responsibility to provide guidance to the Company’s Poplar Grove Mine, to assist in further developing safe, efficient, reliable and cost effective mine operations. Mr. Middleton is an experienced underground mining executive with a long and successful history of running coal mining operations for major natural resource companies, including Glencore, BHP, Xstrata, Exxon Coal and Coal & Allied;

(v)
On September 18, 2019, the Company announced that it had entered into a term sheet to grant a 2% gross revenue royalty to Tribeca Global Resources Credit Pty Limited (“Tribeca”) to raise US$9.0 million (before costs) (“Proposed Royalty Financing”), conditional upon completion of a minimum US$5 million equity raising (after costs), legal and tax due diligence, and completion of formal documentation. The term sheet also provides for amendments to the Company's TLF with Tribeca (as agent) (“Proposed Term Loan Amendment”) to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the TLF. Upon completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, the Company will: (a) grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.085 per option and 30,000,000 with a strike price of A$0.10 per option) (subject to shareholder approval and ASX waivers); (b) cancel 25,000,000 options previously granted to the lenders (with a strike price of A$0.20) (subject to shareholder approval and ASX waivers); and (c) issue shares to Argonaut Capital Limited in an amount equal to US$270,000 at an issue price of A$0.07 for financial advisory services provided in respect to the Proposed Royalty Financing;

(vi)
On September 18, 2019, the Company announced that it would make a non-renounceable accelerated pro rata entitlement offer to eligible Shareholders of new shares at an offer price of A$0.07 each, on the basis of one (1) new share for every four (4) shares held on the record date, to raise approximately A$8.1 million (US$5.6 million1) (before costs) (“Entitlement Offer”). The Entitlement Offer will comprise an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. Net proceeds from the Entitlement Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cashflow, to satisfy the minimum US$5 million equity raising in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, and for general working capital purposes;

(vii)
On September 20, 2019, the Company announced that it had completed the Institutional Entitlement Offer of its Entitlement Offer to raise approximately A$3.12 million. The Institutional Entitlement Offer was well supported with the majority of substantial existing institutional shareholders electing to take up their entitlements. The Retail Entitlement Offer will raise up to a further A$4.95 million; and

(viii)
On September 25, 2019, the Company announced that it had commenced coal sales to OVEC-IKEC. Coal is procured by AEP on behalf of OVEC-IKEC. AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the United States. The Company continues to ramp up sales to its cornerstone customer LG&E and KU, with August shipping rates to LG&E and KU of approximately 700 Ktpa on an annualised basis.

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2019 that have significantly affected or may significantly affect:
•	the operations, in financial years subsequent to June 30, 2019, of the Group;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Group; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Group.

1 Assuming an AUD:USD exchange rate of 0.69

Paringa Resources Limited ANNUAL REPORT 2019	13

DIRECTORS’ REPORT (Continued)

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Interest in securities at the date of this report
	Shares[1]	Options[2]	Rights[3]
Mr. Ian Middlemas	14,015,152	-	-
Mr. Todd Hannigan	12,111,104	-	1,750,000
Mr. Egan Antill	-	2,300,000	5,500,000
Mr. David Gay	3,520,292	-	2,100,000
Mr. Jonathan Hjelte	1,449,001	-	-
Mr. Richard McCormick	1,000,000	-	-
Mr. Thomas Todd	6,949,359	-	875,000

Notes:
[1]	“Shares” means a fully paid ordinary share in the capital of the Company.
[2]	“Options” means an unlisted option to subscribe for one Share in the capital of the Company.
[3]	“Rights” means an unlisted performance right that converts into one Share in the capital of the Company upon the satisfaction of various performance conditions.

SHARE OPTIONS AND RIGHTS

At the date of this report the following Options and Rights have been issued over unissued Shares of the Company:

•	575,000 employee incentive Options exercisable at A$0.30 on or before December 31, 2023;
•	575,000 employee incentive Options exercisable at A$0.40 on or before December 31, 2023;
•	575,000 employee incentive Options exercisable at A$0.50 on or before December 31, 2023;
•	575,000 employee incentive Options exercisable at A$0.60 on or before December 31, 2023;
•	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021;
•	4,444,444 lender Options exercisable at A$0.34 each on or before September 10, 2022;
•	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;
•	18,000,000 lender Options exercisable at A$0.20 each on or before April 30, 2023;
•	7,000,000 lender Options exercisable at A$0.20 each on or before June 13, 2023;
•	4,635,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019;
•	6,260,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020;
•	2,500,000 employee Rights subject to the 1.7 Mtpa Coal Production Milestone expiring on December 31, 2020; and
•	3,000,000 employee Rights subject to the 2.7 Mtpa Coal Production Milestone expiring on December 31, 2021.

During the year ended June 30, 2019, 3,835,000 Shares were issued as a result of the conversion of Rights. Subsequent to year end, and up until the date of this report, no Shares have been issued as a result of the exercise of Options or conversion of Rights.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a Director or officer of the Company or Group for any liability caused as such a Director or officer and any legal costs incurred by a Director or officer in defending an action for any liability caused as such a Director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the year, the Company incurred an insurance premium of US$86,429 (2018: US$42,782) to provide adequate insurance cover for Directors and officers of the Company and its subsidiaries against any potential liability and the associated legal costs of a proceeding.

The Company has not otherwise, during or since the end of the financial year, except to the extent permitted by law, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

14	Paringa Resources Limited ANNUAL REPORT 2019

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (“KMP”) of the Group.

Details of Key Management Personnel

Details of the KMP of the Group during or since the end of the financial year are set out below:

Directors
Mr. Ian Middlemas	Chairman
Mr. Todd Hannigan	Deputy Chairman
Mr. Egan Antill	Managing Director & Chief Executive Officer (appointed effective December 12, 2018)
Mr. David Gay	Executive Director & President
Mr. Jonathan Hjelte	Non-Executive Director
Mr. Richard McCormick	Non-Executive Director
Mr. Thomas Todd	Non-Executive Director

Senior Executives
Mr. Richard Kim	Chief Operating Officer
Mr. Dominic Allen	Vice President, Finance (appointed effective August 13, 2018)
Mr. Bruce Czachor	Vice President, General Counsel
Mr. Gregory Swan	Company Secretary
Mr. Adam Anderson	Senior Vice President, Coal Sales and Marketing (ceased employment January 9, 2019)

Unless otherwise disclosed, the KMP held their position from July 1, 2018 until the date of this report.

Remuneration Policy

The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP: (a) the Group currently has a single operation, being the Poplar Grove Mine in the United States; (b) risks associated with construction and commissioning of mineral resource projects, such as the Poplar Grove Mine; and (c) the Group commenced operations at its Poplar Grove Mine during fiscal 2019 and ramp-up activities are underway with full production capacity targeted in 2021.

The objective of the Group’s remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive’s remuneration is ‘at risk’. Long-term incentives are based on Company milestones linked to value drivers of the Poplar Grove Project.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds, and other non-cash benefits. Non-cash benefits may include provision of car parking, health care benefits, health insurance and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. No external remuneration consultants were used during the financial year.

Paringa Resources Limited ANNUAL REPORT 2019	15

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Executive Remuneration (Continued)

Performance Based Remuneration – Short Term Incentives (“STI”)

Some executives are entitled to an annual or semi-annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful construction activities (e.g. completion of construction programs within budgeted timeframes and cost), operating activities (e.g. achievement of certain production milestones), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. successful investor relations activities). These measures were chosen as the Board believes these represent the key drivers in the short and medium-term success of the project’s development. The Board currently assesses performance against these criteria annually.

During the 2019 financial year, no bonuses were paid to KMP (2018: US$133,115).

Performance Based Remuneration – Long Term Incentives

The Group has adopted a long-term incentive plan (“LTIP”) comprising the “Paringa Performance Rights Plan” (the “Plan”) to reward KMP and key employees and contractors for long-term performance.

The Plan provides for the issuance of performance rights (“employee rights”) which, upon satisfaction of the relevant performance conditions attached to the employee rights, will result in the issue of an ordinary share for each employee right. Employee rights are issued for no consideration and no amount is payable upon conversion thereof.

To achieve its corporate objectives the Company needs to attract and retain its key staff, whether employees or contractors. Grants made to eligible participants under the Plan will assist with the Company's employment strategy and will:

(a)	enable the Company to recruit, incentivise and retain KMP and other eligible employees to assist with the Buck Creek Complex operations to achieve the Company’s strategic objectives;

(b)	link the reward of eligible employees with the achievements of strategic goals and the long-term performance of the Company;

(c)	align the financial interests of eligible participants of the proposed Plan with those of Shareholders; and

(d)	provide incentives to eligible employees of the Plan to focus on superior performance that creates Shareholder value.

Employee rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the employee rights to vest. The employee rights also vest where there is a change of control of the Company. Upon employee rights vesting, ordinary shares are automatically issued for no consideration. If a performance condition of an employee right is not achieved by the expiry date then the employee right will lapse.

During the financial year, 6,800,000 employee rights were granted by the Company to executive KMP. During the financial year, 2,975,000 employee rights held by executive KMP vested upon achievement of the Construction Milestone in relation to the Buck Creek Complex. During the financial year, 700,000 employee rights held by executive KMP were either forfeited or lapsed. At June 30, 2019, executive KMP held 12,950,000 employee rights that will vest upon achievement of certain performance conditions in relation to the Buck Creek Complex including: (a) First Coal Production Milestone; (b) Nameplate Production Milestone; (c) 1.7 Mtpa Coal Production Milestone; and (d) 2.7 Mtpa Coal Production Milestone.

In addition, the Group has chosen to provide incentive options (“employee options”) to some KMP as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The Board has a policy of granting employee options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the employee options granted to KMP are generally only of benefit if the KMP perform to the level whereby the value of the Group increases sufficiently to warrant exercising the employee options granted.

16	Paringa Resources Limited ANNUAL REPORT 2019

Other than service-based vesting conditions (if any), there are no additional performance criteria on the employee options granted to KMP, as given the speculative nature of the Group’s activities at the time and the previously small management team responsible for its running, it is considered the performance of the KMP and the performance and value of the Group are closely related. The Company prohibits executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

During the financial year, 2,300,000 employee options were granted by the Company to executive KMP. During the financial year, no employee options held by executive KMP were exercised, and no employee options held by executive KMP were forfeited or lapsed. At June 30, 2019, executive KMP held 2,300,000 employee options.

Non-Executive Director Remuneration

The Board’s policy is for fees to Non-Executive Directors to be no greater than market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, employee options and/or employee rights may also be used to attract and retain Non-Executive Directors. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. No external remuneration consultants were used during the financial year.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and given the current size, nature and opportunities of the Company, Non-Executive Directors may receive employee options and/or employee rights in order to secure their initial or ongoing holding and retain their services. The Company prohibits non-executives entering into arrangements to limit their exposure to employee options granted as part of their remuneration package.

Fees for the Chairman are presently A$50,000 (US$35,065) per annum, however the Chairman, Mr. Ian Middlemas, elected to only receive fees of A$36,000 (US$24,624) for the 2019 financial year. Fees for Non-Executive Directors’ are presently set at A$30,000 (US$21,039) per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including, but not limited to, membership of committees. During the financial year, the Company established an Audit Committee.

Relationship between Remuneration of KMP and Shareholder Wealth

As discussed above, the Poplar Grove Mine commenced operations during the year and production ramp-up activities are underway, with full production capacity targeted in 2021. The Group expects to be free cash flow positive in February 2020 on a 2-mining unit basis. During the Company’s ramp-up phase, the Board anticipates that the Company will retain earnings (if any) and other cash resources for its ramp-up operations. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous financial years. The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous financial years. Discretionary annual cash bonuses are based upon achieving various non-financial key performance indicators as detailed under “Performance Based Remuneration – Short Term Incentive” and are not based on share price or earnings. However, as noted above, certain KMP are granted employee options and/or employee rights which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Poplar Grove Mine commenced operations during the year and production ramp-up activities are underway, with full production capacity targeted in 2021. The Group expects to be free cash flow positive in February 2020 on a 2-mining unit basis. Until such time, the Company does not expect to be undertaking profitable operations. Accordingly, the Board does not consider earnings during the current and previous financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Paringa Resources Limited ANNUAL REPORT 2019	17

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Emoluments of Directors and Other KMP

Details of the nature and amount of each element of the emoluments of each Director and KMP of Paringa Resources Limited are as follows:

2019	Short-term benefits			Post- employment benefits US$	Share- based payments US$	Termin- ation Payments US$	Total US$	Perform- ance related %
	Salary & fees US$	Cash Bonus US$	Other US$
Directors
Mr. Ian Middlemas	24,624	-	-	-	-	-	24,624	-
Mr. Todd Hannigan	21,223	-	-	2,016	248,078	-	271,317	91%
Mr. Egan Antill[1]	192,500	-	4,593	3,231	181,316	-	381,640	48%
Mr. David Gay	280,000	-	24,097	11,000	263,246	-	578,343	46%
Mr. Jonathan Hjelte	21,223	-	-	-	-	-	21,223	-
Mr. Richard McCormick	21,223	-	-	-	-	-	21,223	-
Mr. Thomas Todd	21,223	-	-	1,025	124,039	-	146,287	85%
Other KMP
Mr. Richard Kim	210,000	-	36,039	8,400	161,752	-	416,191	39%
Mr. Dominic Allen[2]	123,846	-	16,110	-	120,073	-	260,029	46%
Mr. Bruce Czachor	100,000	-	15,665	4,000	36,268	-	155,933	23%
Mr. Gregory Swan[3]	-	-	-	-	69,395	-	69,395	100%
Mr. Adam Anderson[4]	100,846		11,838	3,800	(48,132)	31,667	100,019	-
	1,116,708	-	108,342	33,472	1,156,035	31,667	2,446,224

2018	Short-term benefits			Post- employment benefits US$	Share- based payments US$	Termin- ation Payments US$	Total US$	Perform- ance related %
	Salary & fees US$	Cash Bonus US$	Other US$
Directors
Mr. Ian Middlemas	26,633	-	-	-	-	-	26,633	-
Mr. Todd Hannigan	22,969	-	-	2,182	446,794	-	471,945	95%
Mr. David Gay	280,000	50,000	21,057	9,000	560,330	-	920,387	66%
Mr. Jonathan Hjelte	22,800	-	-	-	-	-	22,800	-
Mr. Richard McCormick	22,800	-	-	-	-	-	22,800	-
Mr. Thomas Todd	22,969	-	-	2,182	223,397	-	248,548	90%
Mr. Grant Quasha[5]	337,885	-	947	10,514	(11,688)	5,375	343,033	-
Other KMP
Mr. Richard Kim	174,616	15,000	33,322	6,985	319,285	-	549,208	61%
Mr. Adam Anderson[4]	135,192	48,115	15,837	3,508	48,132	-	250,784	38%
Mr. Bruce Czachor[6]	55,769	-	962	1,231	15,316	-	73,278	21%
Mr. Gregory Swan[3]	-	-	-	-	102,235	-	102,235	100%
Mr. Nathan Ainsworth[7]	98,366	20,000	7,110	-	189,613	-	315,089	67%
Mr. Mathew Haaga[8]	23,331	-	-	-	35,717	-	59,048	60%
Mr. James Plaisted[9]	12,365	-	10,610	-	20,760	-	43,735	47%
	1,235,695	133,115	89,845	35,602	1,949,891	5,375	3,449,523

Notes:
[1]	Mr. Egan Antill was appointed effective December 12, 2018.
[2]	Mr. Dominic Allen was appointed effective August 13, 2018.
[3]
Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd. During fiscal 2019, Apollo Group Pty Ltd was paid A$180,000 (2018: $180,000) for the provision of a fully serviced office and administrative, accounting and company secretarial services to the Company, based on a monthly retainer of A$15,000.

[4]
Mr. Adam Anderson was appointed effective October 16, 2017 and ceased employment effective January 9, 2019. Upon cessation of employment, Mr Anderson forfeited his employee rights. Any share-based payment expense previously recognised under AASB 2 in respect of these employee rights has been reversed.

[5]
Mr. Grant Quasha resigned effective June 18, 2018. Upon cessation of employment, Mr. Quasha terminated his employee rights. Any share-based payment expense previously recognised under AASB 2 in respect of these employee rights has been reversed.

[6]	Mr. Bruce Czachor was appointed effective December 11, 2017.
[7]	Mr. Nathan Ainsworth ceased to be KMP effective February 4, 2018.
[8]	Mr. Mathew Haaga ceased to be KMP effective October 16, 2017.
[9]	Mr. James Plaisted ceased to be KMP effective October 16, 2017.

18	Paringa Resources Limited ANNUAL REPORT 2019

Options and Rights Granted to KMP

Details of the values of employee options and employee rights granted, exercised or lapsed for each KMP of the Group during the 2019 financial year are as follows:

2019	No. of Options & Rights granted as part of remuneration during year	No. of Options & Rights granted as remuneration that vested during year	No. of Options & Rights granted as remuneration that lapsed or were forfeited during year[1]	Value of Options & Rights granted as remuneration during year[2] US$	Value of Options & Rights granted as remuneration that were exercised during year[3] US$	Value of Options & Rights included in remuneration for year US$
Directors
Mr Todd Hannigan	-	750,000	(500,000)	-	101,973	248,078
Mr Egan Antill	7,800,000	-	-	845,464	-	181,316
Mr David Gay	-	900,000	-	-	122,368	263,246
Mr Jonathan Hjelte	-	-	(500,000)	-	-	-
Mr Thomas Todd	-	375,000	(500,000)	-	50,987	124,039
Other KMP
Mr Richard Kim	-	500,000	-	-	67,982	161,752
Mr Dominic Allen	1,200,000	200,000	-	185,913	27,193	120,073
Mr Bruce Czachor	-	-	-	-	-	36,268
Mr Gregory Swan	100,000	250,000	-	13,718	33,991	69,395
Mr Adam Anderson	-	-	(700,000)	-	-	(48,132)
Total	9,100,000	2,975,000	(2,200,000)	1,045,095	404,494	1,156,035

Notes:
[1]
700,000 rights previously granted to KMP as part of remuneration during the 2018 financial year were forfeited during the 2019 financial year. 1,500,000 options previously granted to KMP as part of remuneration during the 2016 and 2017 financial years lapsed upon expiry during the 2019 financial year

[2]
Determined at the time of grant per AASB 2, using an exchange rate of US$0.7156=A$1, being the average exchange rate for 2019. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 19 of the financial statements.

[3]	Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.7156=A$1, being the average exchange rate for 2019.

Details of employee options and employee rights granted by the Company to each KMP of the Group during the financial year are as follows:

2019	Options or Rights	Grant Date	Expiry Date	Exercise Price A$	Grant Date Fair Value[1] A$	Number Granted	Number Vested
Directors
Mr. Egan Antill	Rights	10-Dec-18	31-Dec-20	-	A$0.192	2,500,000	-
	Rights	10-Dec-18	31-Dec-21	-	A$0.192	3,000,000	-
	Options	10-Dec-18	31-Dec-23	A$0.30	A$0.074	575,000	-
	Options	10-Dec-18	31-Dec-23	A$0.40	A$0.059	575,000	-
	Options	10-Dec-18	31-Dec-23	A$0.50	A$0.049	575,000	-
	Options	10-Dec-18	31-Dec-23	A$0.60	A$0.041	575,000	-
Other KMP
Mr. Dominic Allen	Rights	11-Jul-18	31-Dec-18	-	A$0.217	200,000	200,000
	Rights	11-Jul-18	31-Dec-19	-	A$0.217	300,000	-
	Rights	11-Jul-18	31-Dec-20	-	A$0.217	700,000	-
Mr Gregory Swan	Rights	19-Dec-18	31-Dec-18	-	A$0.192	100,000	100,000

Notes:
[1]
Determined at the time of grant per AASB 2. For details on the valuation of employee options and employee rights, including models and assumptions used, please refer to Note 19 of the financial statements.

Paringa Resources Limited ANNUAL REPORT 2019	19

DIRECTORS’ REPORT (Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Option and Right holdings of Key Management Personnel

2019	Held at July 1, 2018	Granted as Remuneration	Options or Rights Exercised/ Converted	Options or Rights Forfeited	Options or Rights Lapsed	Held at June 30, 2019	Vested & exercisable at June 30, 2019
Directors
Mr Ian Middlemas	-	-	-	-	-	-	-
Mr Todd Hannigan	3,375,000	-	(750,000)	-	(875,000)	1,750,000	-
Mr Egan Antill	-[1]	7,800,000	-	-	-	7,800,000	-
Mr David Gay	3,000,000	-	(900,000)	-	-	2,100,000	-
Mr Jonathan Hjelte	500,000	-	-	-	(500,000)	-	-
Mr Richard McCormick	-	-	-	-	-	-	-
Mr Thomas Todd	2,125,000	-	(375,000)	-	(875,000)	875,000	-
Other KMP
Mr Rick Kim	1,800,000	-	(500,000)	-	-	1,300,000	-
Mr Dominic Allen	-[1]	1,200,000	(200,000)	-	-	1,000,000	-
Mr Bruce Czachor	300,000	-	-	-	-	300,000	-
Mr Gregory Swan	600,000	100,000	(250,000)	-	-	450,000	-
Mr Adam Anderson	700,000	-	-	(700,000)	-	- [2]	- [2]
	12,400,000	9,100,000	(2,975,000)	(700,000)	(2,250,000)	15,575,000	-

Notes:
[1]	As at date of appointment.
[2]	As at date of resignation.

Shareholdings of Key Management Personnel

2019	Held at July 1, 2018	Granted as Remuneration	Options or Rights Exercised	Share Purchases	Share Sales	Held at June 30, 2019
Directors
Mr Ian Middlemas	14,015,152	-	-	-	-	14,015,152
Mr Todd Hannigan	11,361,104	-	750,000	-	-	12,111,104
Mr Egan Antill	-[1]	-	-	-	-	-
Mr David Gay	2,910,338	-	900,000	-	(290,046)	3,520,292
Mr Jonathan Hjelte	1,449,001	-	-	-	-	1,449,001
Mr Richard McCormick	1,000,000	-	-	-	-	1,000,000
Mr Thomas Todd	6,574,359	-	375,000	-	-	6,949,359
Other KMP						-
Mr Rick Kim	119,656	-	500,000	-	(159,126)	460,530
Mr Dominic Allen	70,000[1]	-	200,000	-	(78,331)	191,669
Mr Bruce Czachor	-	-	-	-	-	-
Mr Gregory Swan	3,100,000	-	250,000	-	-	3,350,000
Mr Adam Anderson	-	-	-	-	- [2]	-[2]
	40,599,610	-	2,975,000	-	(527,503)	43,047,107

Notes:
[1]	As at date of appointment.
[2]	As at date of resignation.

20	Paringa Resources Limited ANNUAL REPORT 2019

Employment Contracts with Directors and Other KMP

Mr. Antill, Chief Executive Officer, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Antill is entitled to receive his salary and benefits for a period of 6 months. The fixed component of Mr. Antill’s remuneration is $350,000 per annum and a discretionary annual bonus of up to $175,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Gay, President, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Gay is entitled to receive his salary and benefits for a period of 3 months. The fixed component of Mr. Gay’s remuneration is $280,000 per annum.

Mr. Kim, Chief Operating Officer, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Kim is entitled to receive his salary and benefits for a period of 3 months. Mr. Kim receives a fixed remuneration component of $210,000 per annum.

Mr. Allen, Vice President, Finance, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Allen is entitled to receive his salary and benefits for a period equal to 3 months. Mr. Allen receives a fixed remuneration component of $140,000 per annum and a discretionary annual bonus of up to $30,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

Mr. Czachor, Vice President and General Counsel, is an employee of Paringa. The arrangement may be terminated by either party at any time for any or no reason. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Czachor is entitled to receive a payment equal to 10% of his base salary and benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of $100,000 per annum and a discretionary annual bonus of up to $25,000 to be paid upon the successful completion of key performance indicators as determined by the Board.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

Loans with KMP

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2019.

End of Remuneration Report.

Paringa Resources Limited ANNUAL REPORT 2019	21

DIRECTORS’ REPORT (Continued)

DIRECTORS' MEETINGS

The number of meetings of Directors held during the year and the number of meetings attended by each Director was as follows:

	Board Meetings		Audit Committee Meetings
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr. Ian Middlemas	2	2	-	-
Mr. Todd Hannigan	2	2	-	-
Mr. Egan Antill	2	2	-	-
Mr. David Gay	2	2	-	-
Mr. Jonathan Hjelte	2	2	2	2
Mr. Richard McCormick	2	2	2	2
Mr. Thomas Todd	2	1	2	2

NON-AUDIT SERVICES

During the year, no non-audit services were provided by the Group’s auditor (or by another person or firm on the auditor’s behalf).

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended June 30, 2019 has been received and can be found on page 23 of the Directors' Report.

ROUNDING TO THE NEAREST THOUSAND DOLLARS

The amounts contained in the financial report have been rounded to the nearest thousand dollars (where rounding is applicable) where noted ($000) under the option available to the Company under ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2017/191. The Company is an entity to which this legislative instrument applies.

Signed in accordance with a resolution of the Directors.

EGAN ANTILL
Chief Executive Officer
September 25, 2019

22	Paringa Resources Limited ANNUAL REPORT 2019

AUDITOR’S INDEPENDENCE DECLARATION

# Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

The Board of Directors
Paringa Resources Limited
Level 9, BGC Centre
28 The Esplanade
Perth, WA 6000

September 25, 2019

Dear Directors

**Auditor's Independence Declaration to Paringa Resources Limited**

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Paringa Resources Limited.

As lead audit partner for the audit of the financial report of Paringa Resources Limited for the year ended June 30, 2019, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours faithfully

Deloitte Touche Tohmatsu

**DELOITTE TOUCHE TOHMATSU**

**Vincent Snijders**
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Asia Pacific Limited and the Deloitte Network.

Paringa Resources Limited ANNUAL REPORT 2019	23

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2019

	Note	2019	2018
		US$000	US$000

Continuing operations
Finance income/(expenses)		(329)	341
Corporate and administrative expenses		(1,253)	(1,207)
Business development expenses		(268)	(269)
Foreign stock exchange listing expenses		(424)	(767)
Employment expenses	2	(3,619)	(2,958)
Share based payment expenses	2	(1,504)	(2,298)
Depreciation, amortisation and impairment expenses	2	(5,639)	(13)
Other income/(expenses)	2	(61)	56
Loss before income tax		(13,097)	(7,115)
Income tax expense	3	-	-
Net loss for the year		(13,097)	(7,115)
Net loss attributable to members of Paringa Resources Limited		(13,097)	(7,115)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		-	-
Total other comprehensive income/(loss) for the year, net of tax		-	-
Total comprehensive loss for the year, net of tax		(13,097)	(7,115)
Total comprehensive loss attributable to members of Paringa Resources Limited		(13,097)	(7,115)

Basic and diluted loss per share from continuing operations (US$ per share)	16	(0.03)	(0.02)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

24	Paringa Resources Limited ANNUAL REPORT 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2019

	Note	2019	2018
		US$000	US$000

ASSETS
Current Assets
Cash and cash equivalents	5	12,038	22,623
Trade and other receivables	6	834	68
Inventories	7	730	-
Other assets	8	519	10
Total Current Assets		14,121	22,701

Non-Current Assets
Property, plant and equipment	9	115,567	59,065
Other assets	8	4,261	6,551
Total Non-Current Assets		119,828	65,616
TOTAL ASSETS		133,949	88,317

LIABILITIES
Current Liabilities
Trade and other payables	10	5,028	9,467
Interest-bearing loans and borrowings	11	4,274	300
Provisions	12	193	22
Total Current Liabilities		9,495	9,789

Non-Current Liabilities
Interest-bearing loans and borrowings	11	54,441	125
Provisions	12	2,708	1,313
Total Non-Current Liabilities		57,149	1,438
TOTAL LIABILITIES		66,644	11,227

NET ASSETS		67,305	77,090

EQUITY
Contributed equity	13	104,050	102,278
Reserves	14	4,331	3,003
Accumulated losses	15	(41,076)	(28,191)
TOTAL EQUITY		67,305	77,090

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Paringa Resources Limited ANNUAL REPORT 2019	25

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

		Contributed Equity	Share- Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	Note	US$000	US$000	US$000	US$000	US$000

Balance at July 1, 2018		102,278	5,356	(2,353)	(28,191)	77,090
Net loss for the year		-	-	-	(13,097)	(13,097)
Exchange differences on translation of foreign operations		-	-	-	-	-
Total comprehensive income/(loss) for the year		-	-	-	(13,097)	(13,097)
Conversion of employee rights	13(a),14(b)	1,465	(1,465)	-	-	-
Forfeiture/lapse of employee options	14(b)	-	(212)	-	212	-
Grant of lender options	14(b)	-	1,505	-	-	1,505
Issue of advisor shares	13(a)	319	-	-	-	319
Share issue costs	13(a)	(16)	-	-	-	(16)
Share based payments expense	19	4	1,500	-	-	1,504
Balance at June 30, 2019		104,050	6,684	(2,353)	(41,076)	67,305

Balance at July 1, 2017		81,194	2,810	(2,353)	(21,076)	60,575
Net loss for the year		-	-	-	(7,115)	(7,115)
Exchange differences on translation of foreign operations		-	-	-	-	-
Total comprehensive income/(loss) for the year		-	-	-	(7,115)	(7,115)
Share placements	13(a)	22,678	-	-	-	22,678
Share issue costs	13(a)	(1,714)	-	-	-	(1,714)
Grant of underwriter options	14(b)	-	248	-	-	248
Exercise of employee options and placement options	13(a)	120	-	-	-	120
Share based payments expense	19	-	2,298	-	-	2,298
Balance at June 30, 2018		102,278	5,356	(2,353)	(28,191)	77,090

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

26	Paringa Resources Limited ANNUAL REPORT 2019

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2019

	Note	2019	2018
		US$000	US$000

Cash flows from operating activities
Payments to suppliers and employees		(7,476)	(4,478)
Interest received		255	346
Interest paid		(404)	-
Other income received		10	-
Net cash outflow from operating activities	5(a)	(7,615)	(4,132)

Cash flows from investing activities
Payments for property, plant and equipment	9	(58,308)	(23,384)
Payments for advanced royalties	8	(445)	(389)
Payments for security deposits and bonds		(306)	(656)
Payments for deferred consideration		-	(3,750)
Net cash outflow from investing activities		(59,059)	(28,179)

Cash flows from financing activities
Proceeds from borrowings	11(a)	81,880	-
Repayment of borrowings	11(a)	(19,494)	-
Proceeds from issue of shares	13(a)	-	22,798
Payments for share issue costs		(107)	(1,408)
Payments for borrowing costs		(6,143)	(1,314)
Net cash inflow from financing activities		56,136	20,076

Net increase/(decrease) in cash and cash equivalents		(10,538)	(12,235)
Net foreign exchange differences		(47)	56
Cash and cash equivalents at beginning of the year		22,623	34,802
Cash and cash equivalents at the end of the year	5	12,038	22,623

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Paringa Resources Limited ANNUAL REPORT 2019	27

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the financial report of Paringa Resources Limited (“Paringa” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2019 are stated to assist in a general understanding of the financial report.

Paringa Resources Limited is a for profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares have been listed on the Australian Securities Exchange, or ASX, since 2012 under the symbol “PNL”. Our American Depositary Shares, or ADRs, each representing 50 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PNRL”.  The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.

The Group’s principal activities are the development and operation of coal mines in the United States.

The financial report of the Group for the year ended June 30, 2019 was authorised for issue in accordance with a resolution of the Directors on September 19, 2019.

(a)	Basis of Preparation

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards (“AASBs”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$). Amounts in the financial statements are rounded to the nearest thousand dollars, unless otherwise indicated.

Going concern

The consolidated financial statements have been prepared on the going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

For the year ended June 30, 2019, the Group has incurred net losses of US$13.1 million (2018: US$7.1 million), experienced net cash outflows from operating activities of US$7.6 million (2018: US$4.1 million) and net cash outflows from investing activities of US$59.1 million (2018: US$28.2 million).

During the year, the Group executed a Term Loan Facility (“TLF”) with Tribeca (as agent) for the purpose of refinancing existing debt, expansion development of the Poplar Grove Mine and working capital. The first US$40 million tranche of the TLF has been drawn, and the Company’s previous US$21.7 million debt facility from Macquarie Bank Limited was repaid in full.

Following the previously announced termination of the Company’s coal sales agreement with Big Rivers Electric Corporation (“BREC”) after year-end on July 17, 2019 (which represents a potential event of default under the TLF) and a slower than expected ramp-up which led to a funding gap after year end, the Group executed a term sheet with Tribeca for a Proposed Royalty Financing to raise approximately US$9.0 million (before costs) and for a Proposed Term Loan Amendment to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million, and to ensure that the termination of the Company's coal sales with BREC and issues arising from the funding gap do not result in any events of default under the TLF (refer to Note 25). Under the TLF, the Group has a period of 90 days from the date of the BREC contract termination (July 17, 2019) to remediate the potential event of default by either replacing the terminated contract with alternative arrangements which are acceptable to Tribeca, or by negotiating an extension or waiver of this requirement. If this does not occur within this timeframe, an event of default under the TLF will be triggered which will allow Tribeca to request immediate repayment of the outstanding amounts owed to them.

Whilst the term sheet has been approved by Tribeca’s Investment Committee, it remains conditional upon completion of a minimum US$5 million equity raising (after costs) by the Group, completion of legal and tax due diligence by Tribeca, confirmation that the royalty can be granted, and completion of formal documentation. Drawdown of the second US$10 million tranche of the TLF, which the Group expects will be required in March 2020, is conditional upon satisfaction of a ramp-up test, financial undertakings and other customary conditions precedent. Upon completion of the Proposed Term Loan Amendment, the Group will also grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.085 per option and 30,000,000 with a strike price of A$0.10 per option) and cancel 25,000,000 existing options previously granted to the lenders (with a strike price of A$0.20), subject to shareholder approval and the Group obtaining the required waivers by the ASX within 60 days of the date the Facility Agreement is amended and restated. If the Group does not obtain shareholder approval and the ASX waivers by this date, the Group will be required to pay a non-refundable fee of A$2.5 million to the lenders. After year end, the Group also announced that it would conduct an Entitlement Offer to raise approximately A$8.1 million (US$5.6 million1) (before costs), comprising an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. The Entitlement Offer is not underwritten. Net proceeds from the Entitlement Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cash flow, to satisfy the minimum US$5 million equity raising (after costs) in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, and for general working capital purposes. On the basis of the funds from both the Proposed Royalty Financing drawdown of US$9 million (before costs) and successful Entitlement Offer of approximately A$8.1 million (US$5.6 million1) (before costs) becoming available in October 2019, the Group expects to be free cash flow positive in February 2020 and expects to have continued availability of sufficient and appropriately priced funding when the debt facility becomes due and payable in subsequent periods.

1 Assuming an AUD:USD exchange rate of 0.69

28	Paringa Resources Limited ANNUAL REPORT 2019

The Directors are confident that they will be able to complete the Entitlement Offer, Proposed Royalty Financing, Proposed Term Loan Amendment and satisfy all conditions precedent to allow drawdown of the second tranche of the TLF and that the Group will have sufficient funds to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. On September 20, 2019, the Company announced that it had completed the Institutional Entitlement Offer of its Entitlement Offer to raise approximately A$3.12 million. The Retail Entitlement Offer will raise up to a further A$4.95 million.

Should the Directors be unable to complete (1) the Entitlement Offer, (2) the Proposed Royalty Financing, (3) the Proposed Term Loan Amendment and (4) drawdown of the second tranche of the TLF, as set out above, the Group will need to raise additional funds as an event of default under the TLF will be triggered which will allow Tribeca to request immediate repayment of the outstanding amounts owed to them and a material uncertainty would exist that may cast substantial doubt on the ability of the Group to continue as a going concern and therefore, whether it will be able to realise its assets and extinguish its liabilities in the normal course of business.

The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might by necessary should the Group not continue as a going concern.

(b)	New standards, interpretations and amendments adopted by the Group

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for the current annual reporting period.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	AASB 9 Financial Instruments, and relevant amending standards;
•	AASB 15 Revenue from Contracts with Customers, and relevant amending standards;
•	AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions; and
•	AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration.

The adoption of the aforementioned standards has resulted in an immaterial impact on the financial statements of the Group as at June 30, 2019. A discussion on the impact of the adoption of AASB 9 and AASB 15 is included below.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

AASB 9 Financial Instruments

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has adopted AASB 9 from July 1, 2018 which has resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the financial statements. In accordance with the transitional provisions in AASB 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018.

Classification and Measurement

On July 1, 2018, the Group has assessed financial instruments held by the Group and has classified them into the appropriate AASB 9 categories. The main effects resulting from this reclassification are shown in the table below.

On adoption of AASB 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.

Paringa Resources Limited ANNUAL REPORT 2019	29

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	New standards, interpretations and amendments adopted by the Group (Continued)

AASB 9 Financial Instruments (Continued)

Classification and Measurement (Continued)

There was no impact on the statement of comprehensive income or the statement of changes in equity on adoption of AASB 9 in relation to classification and measurement of financial assets and liabilities.

The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:

Presented in statement of financial position	AASB 139	AASB 9	Reported $	Restated $
Cash and cash equivalents	Loans and receivables	Amortised cost	No change	No material impact
Restricted cash	Loans and receivables	Amortised cost	No change	No material impact
Trade and other receivables	Loans and receivables	Amortised cost	No change	No material impact
Trade and other payables	Amortised cost	Amortised cost	No change	No material impact

The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under AASB 9 do not impact on the Group.

Impairment

AASB 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s trade and other receivables from July 1, 2018. The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables given the nature of the counterparties and the non-existence of any incurred losses since the recent start of sales activities, and therefore the loss allowance is immaterial. As such, no allowance for expected credit losses has been recognised against these receivables at June 30, 2019.

AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue. This has replaced AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption.

The Group has adopted AASB 15 from July 1, 2018 using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s financial statements. As at the date of adoption on July 1, 2018, the Group’s only income was interest income.  AASB 15 did not have any impact on the recognition of interest income (which is accounted for under AASB 9) and accordingly did not have any significant impact on reported results and balances on July 1, 2018 which required any adjustments to be made.

During the year ended June 30, 2019, the Group commenced production and started selling coal from its Poplar Grove Mine. Because the mine has not yet achieved ‘commercial production’, the proceeds from these sales were accounted for as a reduction in mine operating costs incurred (as described in note 1(h)(iv)), but applying the measurement and recognition principles of AASB 15. When ‘commercial production’ is reached, coal sales will be accounted for applying the accounting policies described in Note 1(o).

30	Paringa Resources Limited ANNUAL REPORT 2019

(c)	New standards, interpretations and amendments not yet applied by the Group

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2019.  Those which may be relevant to the Group are set out in the table below.

Standard or Interpretation	Application Date of Standard	Application Date for Group
AASB 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
AASB 2018-1 Amendments – Annual Improvements 2015-2017 Cycle	January 1, 2019	July 1, 2019
AASB 2018-2 Amendments – Plan Amendment, Curtailment or Settlement (AASB 119)	January 1, 2019	July 1, 2019

AASB 16 Leases

AASB 16 was issued in February 2016 and is mandatorily effective for financial years commending on or after 1 January 2019. The adoption of AASB 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases (for lessees) is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.

The Group has reviewed the Group’s leasing arrangements in light of the new lease accounting rules in AASB 16. The standard will affect primarily the accounting for the Group’s operating leases where the Group is the lessee in the lease arrangement.

As at the reporting date, the Group has non-cancellable operating lease commitments of approximately US$594,000 (refer Note 24). Of these commitments, approximately US$140,000 relate to short-term and low value leases which will both continue to be recognised on a straight-line basis as an expense in profit or loss.

For the remaining operating lease commitments, the Group expects, on 1 July 2019, to recognise right-of-use assets of approximately US$311,000 with a corresponding lease liability of approximately US$334,000.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company and the results of all subsidiaries.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, is exposed or has rights to variable returns from its involvement and has the ability to use its power to affect the returns of those entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction. All investments in subsidiaries made by the parent are held at cost.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Paringa Resources Limited ANNUAL REPORT 2019	31

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses.

Unbilled receivables relate to goods sold for which invoices have not yet been issued to the customer but represent the Group’s unconditional right to consideration for goods sold, because only the passage of time is required before payment of the consideration is due. These amounts are recognised and measured in the same manner as other trade receivables.

If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(g)	Inventories

Coal stockpiles are physically measured or estimated and valued at the lower of cost and net realisable value. Cost represents the weighted average cost and includes direct purchase costs and an appropriate portion of fixed and variable production overhead expenditure, including depreciation and amortisation, incurred in converting materials into finished goods.

Materials and supplies are valued at the lower of cost and net realisable value. Any allowance for obsolescence is determined by reference to specific stock items identified. A regular and on-going review is undertaken to establish the extent of surplus items and an allowance is made for any potential loss on their disposal.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(h)	Property, Plant and Equipment

(i)	Cost and valuation

All classes of property, plant and equipment are measured at historical cost.

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in the Statement of Profit or Loss and other Comprehensive Income as incurred.

(ii)	Depreciation and Amortisation

Depreciation is provided on a straight-line basis on all plant and equipment. Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned.

	2019	2018
Major depreciation and amortisation periods are:
Land and buildings	25 years	25 years
Plant and equipment	2 – 20 years	2 – 10 years
Mine development properties	Unit of production	Unit of production

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(iii)	Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

32	Paringa Resources Limited ANNUAL REPORT 2019

(iv)	Mine development properties

‘Mine development properties’ consist of costs transferred from exploration properties when a decision is made to proceed with development and costs of subsequent mine development and construction.

Mine development properties are not amortised until construction is completed and the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. For a new mine, this occurs upon commencement of ‘commercial production’. ‘Commercial production’ is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in the manner intended by management. At June 30, 2019, the Group determined that ‘commercial production’ had not yet been reached. The Group considers a range of factors when determining the level of activity that represents ‘commercial production’ for a particular project, including: completion of certain underground development activities; commissioning of a certain number of planned mining units; percentage of design capacity for the mine and plant; achievement of continuous production over a sustained period; and specific factors such as recoveries and product quality specifications. ‘Commercial production’ is considered to have commenced at the beginning of the month after the directors deem the relevant criteria to have been met.

Underground mining operations at Poplar Grove will consist of three “mining units”, or Units, with each Unit equipped with two continuous miners. At June 30, 2019, the Group had only commissioned Unit 1 of the planned three Units.

Any mine operating costs incurred, net of proceeds received from selling product produced, prior to the commencement of ‘commercial production’ in the process of preparing an asset to be capable of operating in the manner intended by management, are capitalised in the cost of the asset. Capitalisation of operating costs, net of sale proceeds received, ceases upon the commencement of ‘commercial production’.

The Group also capitalises borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale. Capitalisation of borrowing costs ceases once the qualifying assets commence ‘commercial production’ or are otherwise ready for their intended use or sale.

After the commencement of ‘commercial production’, all assets included in ‘mine development properties’ are then transferred to ‘mine properties’ (see below). At this time, amortisation commences.

(v)	Mine properties

‘Mine properties’ consist of capitalised exploration, evaluation, feasibility, development, construction, commissioning, and other capitalised expenditures transferred from ‘mine development properties’ when a mining property reaches ‘commercial production’, as well as costs of subsequent mine development costs incurred in the production stage. Mine properties are stated at cost, less accumulated amortisation and accumulated impairment losses.

Mine properties are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned, resulting in an amortisation charge proportional to the depletion of the economically recoverable mineral reserves. Amortisation begins at the commencement of ‘commercial production’.

(i)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Paringa Resources Limited ANNUAL REPORT 2019	33

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost.

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised under plant and equipment at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

For the majority of borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Refer to Note 1(u) for fair value estimation accounting policy.

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)	Interest Income

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial assets.

(m)	Income tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

Paringa Resources Limited and its wholly-owned Australian subsidiaries have not yet formed an income tax consolidated group under the tax consolidation regime.

34	Paringa Resources Limited ANNUAL REPORT 2019

(n)	Employee Entitlements

(i)	Short-term and Long-term employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

(ii)	Defined contribution plans

Eligible U.S. employees participate in the Group’s defined contribution 401(k) savings plan, under which eligible employees may elect to make voluntary contributions to the plan up to a specified amount of their compensation. The Group makes matching contributions based on a percentage of an employee's eligible compensation. Eligible Australian employees receive statutory employer contributions to employee superannuation funds. These contributions are charged as expenses when incurred. These contributions are not defined benefits programs. Consequently, there is no exposure to market movements on employee superannuation liabilities or entitlements.

(o)	Revenue

Revenue from the sale of coal is recognised when control over the inventory has transferred to the customer. Coal is sold by the Group on a free-on-board (“FOB”) basis at its barge load-out facility on the Green River, with the Group’s customers responsible for the transportation of coal. Accordingly, control is considered to have passed when the third-party transport provider arranged by the customer takes physical possession. Since the Group has not yet reached Commercial Production, all sales proceeds have been included as a reduction of costs incurred in the Mine Development Asset and accordingly no revenue has been presented in the consolidated statement of profit or loss and other comprehensive income (also refer to Note 1(g)(iv)).

(p)	Advance royalties

Rights to coal mineral leases are often acquired and/or maintained through advance royalty payments.  Where royalty payments represent prepayments recoupable against future production, they are recorded as an asset, with amounts expected to be recouped within one year classified as a current asset.  As mining occurs on these leases, the royalty prepayments are charged to operating expenses. The Group assesses the recoverability of royalty prepayments based on estimated future production. Royalty prepayments estimated to be non-recoverable are expensed.

(q)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit or loss attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of Ordinary Shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after-tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(r)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

Paringa Resources Limited ANNUAL REPORT 2019	35

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Segment Reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

Operating segments have been identified based on the information provided to the chief operating decision makers,  being the executive management team.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

Further information on segmental reporting is included in Note 21.

(t)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)	Fair Value Estimation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date.

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of AASB 2, leasing transactions that are within the scope of AASB 117, and measurements that have some similarities to fair value but are not fair value, such as value in use in AASB 136.

36	Paringa Resources Limited ANNUAL REPORT 2019

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

As disclosed above, the fair value of financial instruments traded in active markets, Level 1 in the hierarchy noted above is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)	Issued and Unissued Capital

Ordinary Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Foreign Currencies

(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the Company's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement of Profit or Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the other Comprehensive Income.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:
◾	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
◾	income and expenses are translated at average exchange rates for the period; and
◾	items of equity are translated at the historical exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss and other Comprehensive Income in the period in which the operation is disposed.

Paringa Resources Limited ANNUAL REPORT 2019	37

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. Fair value is determined using the Black-Scholes option pricing model. Further details on how the fair value of equity-settled share-based payments has been determined can be found in Note 19.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where Ordinary Shares are issued, the transaction is recorded at fair value based on the quoted price of the Ordinary Shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(y)	Mine rehabilitation

Mine rehabilitation costs include the dismantling and removal of mining plant, equipment and building structures, waste removal and rehabilitation of the site in accordance with the requirements of the mining permits. Such costs are determined using estimates of future costs, current legal requirements and technology. Mine rehabilitation costs are recognised in full at present value as a non-current liability. An equivalent amount is capitalised as part of the cost of the asset when an obligation arises to decommission or restore a site to a certain condition after abandonment as a result of bringing the assets to its present location. The capitalised cost is amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as a finance cost.

Any changes in the estimates for the costs or other assumptions against the cost of relevant assets are accounted for on a prospective basis. In determining the costs of site restoration there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation.

(z)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:
◾	Commencement of ‘commercial production’ (refer Note 1(h));
◾	Depreciation and amortisation of property, plant and equipment (refer Note 1(h));
◾	Provision for mine rehabilitation (refer Note 12);
◾	Share-based payments (refer Note 19); and
◾	Recognition of deferred tax asset (refer Note 3).

38	Paringa Resources Limited ANNUAL REPORT 2019

2.	OTHER INCOME AND EXPENSES

		2019	2018
	Note	US$000	US$000
Other income and expenses
Net foreign exchange (loss)/gain		(47)	56
Loss on disposal of plant and equipment	9	(24)	-
Other income		10	-
Total other income/(expense) included in profit or loss		(61)	56

Depreciation, amortisation and impairment
Amortisation of borrowing costs[1]	11	(3,570)	-
Depreciation of plant and equipment	9	(1,524)	(13)
Impairment of plant and equipment	9	(545)	-
Total depreciation, amortisation and impairment included in profit or loss		(5,639)	(13)

Employment expenses
Salaries and wages		(2,642)	(2,141)
Defined contribution plans		(74)	(58)
Termination benefits		(32)	(23)
Travel expenses		(306)	(161)
Other employee expenses		(565)	(575)
Employment expenses included in profit or loss		(3,619)	(2,958)
Share-based payment expenses included in profit or loss		(1,504)	(2,298)
Total employment expenses included in profit or loss		(5,123)	(5,256)

Notes:

[1]
During the year, the Group fully repaid its previous project loan facility from Macquarie Bank Limited by making a principal repayment of US$18.4 million. Upon extinguishment of the project loan facility, the remaining balance of unamortised borrowing costs, amounting to US$3.6 million (including non-cash share-based payments), were expensed through profit or loss.

Paringa Resources Limited ANNUAL REPORT 2019	39

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

3.	INCOME TAX

	2019	2018
	US$000	US$000

Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(13,097)	(7,115)
At the domestic income tax rate of 27.5% (2018: 27.5%)	(3,602)	(1,957)
Effect of different income tax rate in the United States	261	(284)
Effect of change in income tax rate in the United States [1]	2,202	-
Expenditure not allowable for income tax purposes	615	844
Income not assessable for income tax purposes	-	(15)
Capital allowances	(652)	-
Adjustments in respect of deferred income tax of previous years	(160)	(416)
Effect of deferred tax assets not brought to account	1,336	1,828
Income tax expense reported in profit or loss	-	-

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued income	-	7
Property, plant and equipment	17,670	361
Deferred tax assets used to offset deferred tax liabilities	(17,670)	(368)
	-	-
Deferred Tax Assets:
Accrued expenditure	59	50
Capital allowances	676	934
Provisions	495	369
Tax losses available to offset against future taxable income	25,136	6,373
Deferred tax assets used to offset deferred tax liabilities	(17,670)	(368)
Deferred tax assets not brought to account [2]	(8,696)	(7,358)
	-	-

Notes:

[1]	The United States Tax Cuts and Jobs Act of 2017 reduced the top U.S. federal corporate tax rate from 35% to one flat rate of 21%, effective from July 1, 2018 for the Group’s U.S. subsidiaries.

[2]
The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit. The Group will assess the recoverability of the unrecognised deferred tax assets once ‘commercial production’ has been declared.

40	Paringa Resources Limited ANNUAL REPORT 2019

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2019 (2018: Nil). The balance of the imputation credit account as at June 30, 2019 is Nil (2018: Nil).

5.	CASH AND CASH EQUIVALENTS

		2019	2018
	Note	US$000	US$000
Cash at bank and on hand		12,038	22,623
		12,038	22,623

(a) Reconciliation of loss before income tax to net cash flows from operations
Net loss for the year		(13,097)	(7,115)
Adjustment for non-cash income and expense items:
Amortisation of borrowing costs	11	3,570	-
Depreciation of plant and equipment	9	1,524	13
Impairment of plant and equipment	9	545	-
Loss on disposal of plant and equipment	9	24	-
Provision for employee entitlements	12	171	5
Share based payment expense	19	1,504	2,298
Net foreign exchange loss/(gain)		47	(56)
Change in working capital:
(Increase)/decrease in trade and other receivables		(766)	187
(Increase)/decrease in inventories		(730)	-
(Increase)/decrease in other current assets		(509)	-
Increase/(decrease) in trade and other payables		102	536
Net cash outflow from operating activities		(7,615)	(4,132)

6.	TRADE AND OTHER RECEIVABLES

	2019	2018
	US$000	US$000
Trade receivables	6	-
Unbilled revenues	719	-
GST receivable	109	39
Accrued interest	-	24
Other receivables	-	5
	834	68

Notes:

[1]	Unbilled revenues relate to coal sales which were shipped prior to year-end, but which were only invoiced after year-end.

7.	INVENTORIES

	2019	2018
	US$000	US$000
Coal stockpiles	190	-
Consumables & spares	540	-
	730	-

Paringa Resources Limited ANNUAL REPORT 2019	41

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

8.	OTHER ASSETS

	2019	2018
	US$000	US$000
Current
Prepayments	465	10
Advance royalties[1]	54	-
Total current	519	10
Non-Current
Restricted cash (security deposits and bonds)	1,407	1,102
Advance royalties[1]	2,854	2,462
Capitalised borrowing costs	-	2,987
Total non-current	4,261	6,551
Total other assets	4,780	6,561

Notes:
[1]
The Group’s coal leases require the payment of annual minimum advance royalties prior to the commencement of mining operations and the payment of earned royalties once mining operations commence. The advance royalties paid became recoupable against any earned royalties due under the coal leases on a lease-by-lease basis once the Company determined to move forward with development.

9.	PROPERTY, PLANT AND EQUIPMENT

	Mine development properties	Mine plant and equipment	Other plant and equipment	Total
	US$000	US$000	US$000	US$000
2019
Net book value at July 1, 2018	42,096	16,883	86	59,065
Additions [1,2]	20,966	37,617	12	58,595
Disposals	-	-	(24)	(24)
Depreciation charges [3]	-	(1,521)	(3)	(1,524)
Impairment [4]	-	(545)	-	(545)
Net book value at June 30, 2019	63,062	52,434	71	115,567
- at cost	63,062	54,500	94	117,656
- accumulated depreciation and impairment	-	(2,066)	(23)	(2,089)

2018
Net book value at July 1, 2017	25,969	-	99	26,068
Additions	16,127	16,883	-	33,010
Depreciation charges [3]	-	-	(13)	(13)
Net book value at June 30, 2018	42,096	16,883	86	59,065
- at cost	42,096	16,883	204	59,183
- accumulated depreciation and impairment	-	-	(118)	(118)

Notes:
[1]
Borrowing costs amounting to approximately US$3,220,000 (June 30, 2018: nil), relating to the Poplar Grove Mine incurred prior to the commencement of ‘commercial production’, have been capitalised under ‘mine development properties’. Refer to Note 1(h) for further details.

[2]
Mine operating costs, net of proceeds from coal sales, amounting to approximately US$3,413,000 (June 30, 2018: nil), relating to the Poplar Grove mine incurred prior to the commencement of ‘commercial production’, have been capitalised under ‘mine development properties’. Refer to Note 1(h) for further details.

[3]
No depreciation is recognised in respect of ‘mine development properties’ until ‘commercial production’ has been achieved. At June 30, 2019, the Group determined that ‘commercial production’ at the Poplar Grove Mine had not yet been reached. Refer to Note 1(h) for further details. Depreciation of ‘mine plant and equipment’ and ‘other plant and equipment’ commences once the relevant asset is ready for intended use.

[4]
An impairment loss of approximately US$545,000 has been recognised in respect of ‘mine plant and equipment’ for fiscal 2019, relating to storm damage to the raw and clean coal radial stackers. The repair and rebuild costs are expected to be covered under existing insurance arrangements.

42	Paringa Resources Limited ANNUAL REPORT 2019

10.	TRADE AND OTHER PAYABLES

	2019	2018
	US$000	US$000

Trade creditors	2,596	7,172
Retainage	1,597	2,240
Accrued expenses	835	55
	5,028	9,467

11.	INTEREST-BEARING LOANS AND BORROWINGS

	2019	2018
	US$000	US$000

Current
Equipment finance facility[1]	4,140	-
Other	134	300
Total current	4,274	300

Non-Current
Term loan facility[2]	35,904	-
Equipment finance facility[1]	18,498	-
Other	39	125
Total non-current	54,441	125

Total borrowings	58,715	425

(a)	Reconciliation

	Balance at July 1, 2018	Proceeds	Repayments	Borrowing costs	Balance at June 30, 2019
	US$000	US$000	US$000	US$000	US$000

Equipment finance facility[1]	-	23,679	(1,041)	-	22,638
Term loan facility[2]	-	40,000	-	(4,096)	35,904
Project loan facility[3]	-	18,149	(18,149)	-	-
Other	425	52	(304)	-	173
Total borrowings	425	81,880	(19,494)	(4,096)	58,715

Notes:
[1]
The Company has entered into a secured financing facility with Komatsu Financial Limited Partnership (“Komatsu”) (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States.

[2]
During the year, the Company executed a Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent) and drew the first US$40 million tranche of the TLF. Drawdown of the second tranche of the TLF (originally US$16 million, but proposed to be resized to US$10 million – refer to Note 25 for additional details) is conditional upon satisfaction of a ramp-up test, financial undertakings and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable in a bullet repayment by April 2022. Borrowing costs amounting to US$4.1 million (which includes non-cash share-based payments of US$2.2 million), have been offset against the borrowing.

[3]
During the year, the Group fully repaid its previous project loan facility from Macquarie Bank Limited by making a principal repayment of US$18.1 million. Upon extinguishment of the project loan facility, the remaining balance of unamortised borrowing costs, amounting to US$3.6 million (including non-cash share-based payments), were expensed through profit or loss.

Paringa Resources Limited ANNUAL REPORT 2019	43

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

12.	PROVISIONS

	2019	2018
	US$000	US$000

Current
Employee entitlements	193	22
Total current	193	22

Non-Current
Mine rehabilitation [1]	2,708	1,313
Total non-current	2,708	1,313

Total provisions	2,901	1,335

Notes:
[1]
The Group commenced construction of the Poplar Grove Mine during fiscal 2018, which has resulted in the creation of a rehabilitation obligation. The Group will assess its mine rehabilitation provision as development activities progress, and subsequently on an annual basis, or where evidence exists that the provision should be reviewed. Significant judgement is required in determining the provision for mine rehabilitation and closure as there are many factors that will affect the ultimate liability payable to rehabilitate the mine site, including future disturbances caused by further development, changes in technology, changes in regulations, price increases, changes in timing of cash flows which are based on life of mine plans and changes in discount rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which the change becomes known. Accretion of the provision will commence when development has been completed.

13.	CONTRIBUTED EQUITY

		2019	2018
	Note	US$000	US$000
Issued capital
461,251,181 fully paid ordinary shares (June 30, 2018: 454,386,181)	13(a)	104,050	102,278
		104,050	102,278

Notes:

[1]	Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

(a)	Movements in issued capital

	Thousands of Shares	US$000
2019
Opening balance at July 1, 2018	454,386	102,278
Issue of shares to advisors and consultants	3,030	323
Conversion of employee performance rights	3,835	1,465
Share issue costs	-	(16)
Closing balance at June 30, 2019	461,251	104,050

2018
Opening balance at July 1, 2017	316,426	81,194
Institutional placement (May 2018)	31,818	5,275
Institutional entitlement offer (May 2018)	55,593	9,215
Retail entitlement offer (June 2018)	50,049	8,188
Exercise of employee options and placement options	500	120
Share issue costs	-	(1,714)
Closing balance at June 30, 2018	454,386	102,278

44	Paringa Resources Limited ANNUAL REPORT 2019

(b)	Rights Attaching to Shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law.

(i)
Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)
Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)
Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll, each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)
Changes to the Constitution - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)
Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

14.	RESERVES

		2019	2018
		US$000	US$000

Share-based payments reserve	14(b)	6,684	5,356
Foreign currency translation reserve		(2,353)	(2,353)
		4,331	3,003

(a)	Nature and Purpose of Reserves

(i)	Share-based payments reserve - The share-based payments reserve is used to record the fair value of options and rights issued by the Group to officers, employees, consultants, lenders and advisors.

(ii)
Foreign currency translation reserve - Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(w). The reserve is recognised in profit or loss when the net investment is disposed of.

Paringa Resources Limited ANNUAL REPORT 2019	45

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

14.	RESERVES (Continued)

(b)	Movements in share-based payments reserve

	Thousands of Options	Thousands of Rights	US$000
2019
Opening balance at July 1, 2018	11,944	13,630	5,356
Grant of employee options/rights	2,300	7,300	-
Grant of lender options	29,444	-	1,505
Conversion of employee performance rights	-	(3,835)	(1,465)
Forfeiture/lapse of employee options/performance rights	(1,500)	(700)	(212)
Share based payments expense	-	-	1,500
Closing balance at June 30, 2019	42,188	16,395	6,684

2018
Opening balance at July 1, 2017	7,694	16,410	2,810
Grant of employee rights	-	1,650	-
Grant of underwriter options	6,000	-	248
Exercise of employee options	(500)	-	-
Forfeiture/lapse of employee options	(1,250)	(4,430)	-
Share based payments expense	-	-	2,298
Closing balance at June 30, 2018 [1]	11,944	13,630	5,356

Notes:

[1]
At June 30, 2018, the Company also had on issue 7,494,000 placement options exercisable at $0.50 each on or before July 31, 2018 which are not considered share-based payments under AASB 2 as they were issued as part of a share placement. Any value related to these placement options is included within contributed equity as part of the related placement value.

(c)	Terms and Conditions of Options

Unlisted share options (“Options”) are granted based upon the following terms and conditions:

•	Each Option entitles the holder to the right to subscribe for one Share upon the exercise of each Option;

•	The Options have the following exercise prices and expiry dates:

-	575,000 employee incentive Options exercisable at A$0.30 on or before December 31, 2023;

-	575,000 employee incentive Options exercisable at A$0.40 on or before December 31, 2023;

-	575,000 employee incentive Options exercisable at A$0.50 on or before December 31, 2023;

-	575,000 employee incentive Options exercisable at A$0.60 on or before December 31, 2023;

-	4,444,444 lender Options exercisable at A$0.66 each on or before April 5, 2021;

-	4,444,444 lender Options exercisable at A$0.34 each on or before September 10, 2022;

-	6,000,000 underwriter Options exercisable at A$0.33 each on or before June 30, 2021;

-	18,000,000 lender Options exercisable at A$0.20 each on or before April 30, 2023; and

-	7,000,000 lender Options exercisable at A$0.20 each on or before June 13, 2023.

•	The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable);

•	Shares issued on exercise of the Options rank equally with the then Shares of the Company;

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Options will be made by the Company.

46	Paringa Resources Limited ANNUAL REPORT 2019

(d)	Terms and Conditions of Rights

Unlisted performance rights (“Rights”) are granted based upon the following terms and conditions:

•	Each Right automatically converts into one Share upon vesting of the Right;

•	Each Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Right to vest;

•	The Rights have the following expiry dates:
-	4,635,000 employee Rights subject to the First Coal Production Milestone expiring on December 31, 2019;
-	6,260,000 employee Rights subject to the Nameplate Production Milestone expiring on December 31, 2020;
-	2,500,000 employee Rights subject to the 1.7 Mtpa Coal Production Milestone expiring on December 31, 2020; and
-	3,000,000 employee Rights subject to the 2.7 Mtpa Coal Production Milestone expiring on December 31, 2021.

•	Shares issued on conversion of the Rights rank equally with the then Shares of the Company;

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Rights;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Rights will be made by the Company.

15.	ACCUMULATED LOSSES

	2019	2018
	US$000	US$000
Balance at July 1	(28,191)	(21,076)
Net loss for the year attributable to members of Paringa Resources Limited	(13,097)	(7,115)
Adjustment to accumulated losses for expired options	212	-
Balance at June 30	(41,076)	(28,191)

16.	EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2019 US$000	2018 US$000
Net loss attributable to members of the Parent Entity used in calculating basic and diluted earnings per share	(13,097)	(7,115)

	2019 Thousands of Shares	2018 Thousands of Shares
Weighted average number of Ordinary Shares used in calculating basic and diluted loss per share	456,480	326,101

(a)	Non-Dilutive Securities

As at balance date, 42,188,888 Options (including 2,300,000 employee options, 33,888,888 lender options, and 6,000,000 underwriter options) and 16,395,000 employee rights, which together represent 58,583,888 potential Shares (2018: 19,438,444), were considered anti-dilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2019

There have been no conversions to, calls of, subscriptions for, or issues of Shares or potential Shares since the reporting date and before the completion of this financial report.

Paringa Resources Limited ANNUAL REPORT 2019	47

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

17.	RELATED PARTIES

(a)	Subsidiaries

Name	Country of Incorporation	% Equity Interest
		2019	2018
Hartshorne Coal Mining Pty Ltd	Australia	100	100
HCM Resources Pty Ltd	Australia	100	100
Hartshorne Holdings LLC	USA	100	100
Hartshorne Mining Group LLC	USA	100	100
Hartshorne Mining LLC	USA	100	100
Hartshorne Land LLC	USA	100	100
HCM Operations LLC	USA	-	100

(b)	Ultimate Parent

Paringa Resources Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2019	2018
	US$000	US$000
Short-term employee benefits	1,225	1,459
Post-employment benefits	33	36
Termination benefits	32	5
Share-based payments	1,156	1,950
Total compensation	2,446	3,450

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2019 (2018: Nil).

Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.

(d)	Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

48	Paringa Resources Limited ANNUAL REPORT 2019

18.	PARENT ENTITY DISCLOSURES

	2019	2018
	US$000	US$000
(a) Financial Position
Assets
Current assets	161	20,223
Non-current assets	67,639	57,895
Total assets	67,800	78,118
Liabilities
Current liabilities	495	1,028
Total liabilities	495	1,028
Equity
Contributed equity	104,050	102,278
Reserves	1,044	(284)
Accumulated losses	(37,789)	(24,904)
Total equity	67,305	77,090

(b) Financial Performance
Loss for the year	(13,097)	(7,115)
Other comprehensive income/(loss)	-	-
Total comprehensive income/(loss)	(13,097)	(7,115)

(c)	Other information

The Company has not entered into any guarantees in relation to its subsidiaries. Refer to Note 23 for details of contingent assets and liabilities.

19.	SHARE-BASED PAYMENTS

(a)	Recognised Share-based Payment Expense

From time to time, the Group grants options and rights to officers, employees, consultants, lenders, and advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past two years, the following expenses arising from share-based payments have been recognised:

	2019	2018
	US$000	US$000
Expense arising from equity-settled share-based payment transactions	1,504	2,298

In addition to share-based payments recognised as an expense through profit or loss:

•
during fiscal 2019, a share-based payment of approximately US$1,325,000 relating to 25,000,000 lender options granted as consideration for the provision of the US$56 million Term Loan Facility from Tribeca (as agent) was capitalised as borrowing costs and offset against the borrowing;

•
during fiscal 2019, a share-based payment of approximately US$319,000 relating to 3,000,000 advisor shares granted to Argonaut Capital Limited for financial advisory services provided in relation to the US$56 million Term Loan Facility from Tribeca (as agent) was capitalised as borrowing costs and offset against the borrowing;

•
during fiscal 2019, a share-based payment of approximately US$180,000 relating to 4,444,444 lender options granted by as consideration for the provision of the previous US$21.7 million project loan facility from Macquarie Bank Limited was capitalised as borrowing costs and offset against the borrowing. Upon repayment of this loan in April 2019, the unamortised balance of this share-based payment was expensed through profit or loss; and

•
during fiscal 2018, a share-based payment of US$248,000 relating to the grant of 6,000,000 underwriter options to Argonaut Capital Limited was recognised as share issue costs and offset against share capital.

Paringa Resources Limited ANNUAL REPORT 2019	49

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

19.	SHARE-BASED PAYMENTS (Continued)

(b)	Summary of Options and Rights Granted as Share-based Payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of options and rights granted as share-based payments at the beginning and end of the financial year:

	2019 Thousands of Options and Rights	2019 WAEP A$	2018 Thousands of Options and Rights	2018 WAEP A$
Outstanding at beginning of year	25,574	$0.22	24,104	$0.17
Granted during the year	39,044	$0.19	7,650	$0.26
Forfeited and lapsed during the year	(2,200)	$0.38	(5,680)	$0.07
Exercised/converted during the year	(3,835)	-	(500)	$0.30
Outstanding at end of year [1]	58,583	$0.21	25,574	$0.22

Notes:

[1]
At June 30, 2018, the Company also had on issue 7,494,000 placement options exercisable at $0.50 each on or before July 31, 2018 which are not considered share-based payments under AASB 2 as they were issued as part of a share placement. These options expired unexercised during the year ended June 30, 2019.

The following options and rights were granted as share-based payments during the past two years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price $	Grant Date Fair Value $
2019
Series 1	Rights	100,000	19-Dec-18	31-Dec-19	-	A$0.192
Series 2	Rights	400,000	19-Dec-18	31-Dec-20	-	A$0.192
Series 3	Rights	200,000	11-Jul-18	31-Dec-18	-	A$0.217
Series 4	Rights	300,000	11-Jul-18	31-Dec-19	-	A$0.217
Series 5	Rights	700,000	11-Jul-18	31-Dec-20	-	A$0.217
Series 6	Rights	100,000	19-Dec-18	31-Dec-18	-	A$0.192
Series 7	Rights	2,500,000	10-Dec-18	31-Dec-20	-	A$0.192
Series 8	Rights	3,000,000	10-Dec-18	31-Dec-21	-	A$0.192
Series 9	Options	575,000	10-Dec-18	31-Dec-23	A$0.30	A$0.074
Series 10	Options	575,000	10-Dec-18	31-Dec-23	A$0.40	A$0.059
Series 11	Options	575,000	10-Dec-18	31-Dec-23	A$0.50	A$0.049
Series 12	Options	575,000	10-Dec-18	31-Dec-23	A$0.60	A$0.041
Series 13	Options	4,444,444	10-Sep-18	10-Sep-22	A$0.34	A$0.056
Series 14	Options	18,000,000	30-Apr-19	30-Apr-23	A$0.20	A$0.075
Series 15	Options	7,000,000	30-Apr-19	13-Jun-23	A$0.20	A$0.076

2018
Series 1	Rights	50,000	23-May-17	31-Dec-18	-	A$0.456
Series 2	Rights	100,000	23-May-17	31-Dec-19	-	A$0.456
Series 3	Rights	400,000	23-May-17	31-Dec-20	-	A$0.456
Series 4	Rights	100,000	5-Jun-17	31-Dec-20	-	A$0.413
Series 5	Rights	200,000	16-Oct-17	31-Dec-19	-	A$0.359
Series 6	Rights	500,000	16-Oct-17	31-Dec-20	-	A$0.359
Series 7	Rights	100,000	11-Dec-17	31-Dec-19	-	A$0.351
Series 8	Rights	200,000	11-Dec-17	31-Dec-20	-	A$0.351
Series 9	Options	6,000,000	26-Jun-18	30-Jun-21	A$0.33	A$0.056

(c)	Weighted Average Remaining Contractual Life

At June 30, 2019, the weighted average remaining contractual life of options and rights on issue that had been granted as share-based payments was 2.8 years (2018: 3.1 years).

50	Paringa Resources Limited ANNUAL REPORT 2019

(d)	Range of Exercise Prices

At June 30, 2019, the range of exercise prices of options on issue that had been granted as share-based payments was A$0.20 to A$0.66 (2018: A$0.33 to A$0.66).

(e)	Weighted Average Fair Value

The weighted average fair value of options and rights granted as share-based payments by the Group during the year ended June 30, 2019 was A$0.09 (2018: A$0.13).

(f)	Option and Performance Share Right Pricing Model

The fair value of employee options and lender options granted is estimated as at the date of grant using the Binomial option valuation model taking into account the terms and conditions upon which the options were granted. The fair value of employee rights granted is estimated as at the date of grant based on the underlying share price (being the volume weighted average share price over the five trading days prior to issuance).

The table below lists the inputs to the valuation model used for share options and performance share rights granted by the Group during the last two years:

2019 Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8
Exercise price	-	-	-	-	-	-	-	-
Grant date share price	A$0.195	A$0.195	A$0.21	A$0.21	A$0.21	A$0.195	A$0.195	A$0.195
Dividend yield[1]	-	-	-	-	-	-	-	-
Volatility[2]	-	-	-	-	-	-	-	-
Risk-free interest rate	-	-	-	-	-	-	-	-
Grant date	19-Dec-18	19-Dec-18	11-Jul-18	11-Jul-18	11-Jul-18	19-Dec-18	10-Dec-18	10-Dec-18
Expiry date	31-Dec-19	31-Dec-20	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-18	31-Dec-20	31-Dec-21
Expected life (years)[3]	1.03	2.03	0.47	1.47	2.47	0.03	2.06	3.06
Fair value at grant date	A$0.192	A$0.192	A$0.217	A$0.217	A$0.217	A$0.192	A$0.192	A$0.192

2019 Inputs (cont.)	Series 9	Series 10	Series 11	Series 12	Series 13	Series 14	Series 15
Exercise price	A$0.30	A$0.40	A$0.50	A$0.60	A$0.34	A$0.20	A$0.20
Grant date share price	A$0.195	A$0.195	A$0.195	A$0.195	A$0.195	A$0.175	A$0.175
Dividend yield[1]	-	-	-	-	-	-	-
Volatility[2]	55%	55%	55%	55%	55%	60%	60%
Risk-free interest rate	2.11%	2.11%	2.11%	2.11%	2.02%	1.38%	1.38%
Grant date	10-Dec-18	10-Dec-18	10-Dec-18	10-Dec-18	10-Sep-18	30-Apr-19	30-Apr-19
Expiry date	31-Dec-23	31-Dec-23	31-Dec-23	31-Dec-23	10-Sep-22	30-Apr-23	13-Jun-23
Expected life (years)[3]	5.06	5.06	5.06	5.06	4.00	4.00	4.12
Fair value at grant date	A$0.074	A$0.059	A$0.049	A$0.041	A$0.056	A$0.075	A$0.076

2018 Inputs	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6	Series 7	Series 8	Series 9
Exercise price	-	-	-	-	-	-	-	-	A$0.33
Grant date share price	A$0.48	A$0.48	A$0.48	A$0.385	A$0.385	A$0.385	A$0.37	A$0.37	A$0.19
Dividend yield[1]	-	-	-	-	-	-	-	-	-
Volatility[2]	-	-	-	-	-	-	-	-	65%
Risk-free interest rate	-	-	-	-	-	-	-	-	2.10%
Grant date	23-May-17	23-May-17	23-May-17	5-Jun-17	16-Oct-17	16-Oct-17	11-Dec-17	11-Dec-17	26-Jun-18
Expiry date	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19	31-Dec-20	30-Jun-21
Expected life (years)[3]	1.61	2.61	3.61	3.58	2.21	3.21	2.05	3.06	3.01
Fair value at grant date	A$0.456	A$0.456	A$0.456	A$0.413	A$0.359	A$0.359	A$0.351	A$0.351	A$0.056

Notes:
[1]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	The expected life of the options and rights is based on the expiry date of the options or rights.

Paringa Resources Limited ANNUAL REPORT 2019	51

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

20.	AUDITORS’ REMUNERATION

The auditor of Paringa Resources Limited is Deloitte Touche Tohmatsu.

	2019	2018
	US$000	US$000
Amounts received or due and receivable by Deloitte Touche Tohmatsu for:
• Australian audit or review of the financial report of the entity and any other entity in the Group; and	89	112
• United States audit or review of financial statements of the entity and any other entity in the Group in accordance with Public Company Accounting Oversight Board (PCAOB) standards as part of the Company’s U.S. listing	87	324
	176	436

21.	SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Group operates in one segment, being the development and operation of coal mines in the United States. This is the basis on which internal reports are provided to the Directors for assessing performance and determining the allocation of resources within the Group.

(a)	Reconciliation of Non-Current Assets by geographical location

	2019	2018
	US$000	US$000
United States of America	119,828	65,616
	119,828	65,616

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

The Group's principal financial instruments comprise receivables, payables, loans and borrowings, security deposits, cash and short-term deposits. The main risks arising from the Group's financial instruments are credit risk, liquidity risk, interest rate risk, commodity price risk and foreign currency risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, security deposits and trade and other receivables.

52	Paringa Resources Limited ANNUAL REPORT 2019

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	2019	2018
	US$000	US$000
Cash and cash equivalents	12,038	22,623
Trade and other receivables	834	68
Other non-current financial assets	1,407	1,102
	14,279	23,793

With respect to credit risk arising from cash and cash equivalents, the Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Where possible, the Group invests its cash and cash equivalents with banks that are rated the equivalent of investment grade and above. The Group’s exposure and the credit ratings of its counterparties are monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

With respect to credit risk arising from trade receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group has two fixed-price coal sales contracts with LG&E and KU and OVEC-IKEC to sell 5,400,000 tons of coal from 2019 to 2022. Both LG&E and KU and OVEC-IKEC have a Moody's investment grade credit rating. LG&E and KU are subsidiaries of the PPL Corporation (NYSE:PPL) (“PPL”) and OVEC-IKEC’s largest shareholder is American Electric Power (NYSE:AEP) (“AEP”). PPL and AEP are two of the largest electric energy companies in the United States.

At June 30, 2019, the credit risk related to the Group’s most significant customer (LG&E and KU) was approximately US$719,000 (2018: nil), being unbilled coal sales at June 30, 2019. Refer to Note 1(o) for revenue accounting policy, to Note 1(g)(iv) for the treatment of coal sales prior to achieving ‘commercial production’ and to Note 1(f) for the accounting policy on trade and other receivables.

It is the Group’s policy that, where possible, customers who wish to trade on credit terms are subject to credit verification procedures. Each new customer is analysed individually for creditworthiness, including review of external ratings, if they are available. The Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period of 30 days for its customers. In addition, receivable balances are monitored on an ongoing basis. At June 30, 2019, none (2018: nil) of the Group’s receivables are past due, and no customer’s balances have been written off or are credit-impaired at the reporting date.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due.

At reporting date, the Group had sufficient liquid assets to meet its financial obligations. The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤12 Months US$000	1-5 Years US$000	≥5 Years US$000	Total US$000
2019
Financial Liabilities
Trade and other payables	5,028	-	-	5,028
Borrowings	4,274	54,441	-	58,715
	9,302	54,441	-	63,743
2018
Financial Liabilities
Trade and other payables	9,467	-	-	9,467
Borrowings	300	125	-	425
	9,767	125	-	9,892

Paringa Resources Limited ANNUAL REPORT 2019	53

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(d)	Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations and cash and short-term deposits with a floating interest rate. These financial liabilities and assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables, payables, and fixed interest borrowings are either non-interest bearing or have a fixed interest rate.

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments with variable rates was:

	2019	2018
	US$000	US$000
Financial assets
Cash and cash equivalents	12,038	22,623
Financial liabilities
Interest-bearing loans and borrowings (floating rate borrowings)	(35,904)	-
Net exposure	(23,866)	22,623

The Group's cash and cash equivalents had a weighted average floating interest rate at year end of 1.7% (2018: 1.6%).

The Group's floating rate loans and borrowings had a weighted average floating interest rate at year end of 13.0% (2018: nil).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2018.

	Profit or loss
	+ 100 basis points	- 100 basis points
	US$000	US$000
2019
Financial assets
Cash and cash equivalents	119	(119)
Financial liabilities
Interest-bearing loans and borrowings (floating rate borrowings)	(400)	400
	(281)	281
2018
Financial assets
Cash and cash equivalents	187	(187)
	187	(187)

(e)	Commodity Price Risk

The Group’s major commodity price exposure is to the price of coal. The price of coal is affected by numerous factors beyond the control of the Group. During fiscal 2019, the Group commenced selling coal product from its Poplar Grove Mine. The Group has two fixed-price coal sales contracts with major regulated utilities having coal fired power plants on the Ohio River Market, being LG&E and KU and OVEC-IKEC, to sell 5,400,000 tons of coal from 2019 to 2022. We believe the “fixed price, fixed tons” nature of these agreements will reduce the volatility of our future revenues.  We currently do not enter into hedging or derivative transactions to manage commodity price risk.

54	Paringa Resources Limited ANNUAL REPORT 2019

(f)	Fair Value

At June 30, 2019 and 2018 the Group has no material financial assets and liabilities that are measured at fair value on a recurring basis.

All financial assets and financial liabilities of the Group at the reporting date are recorded at amounts approximating their carrying amount. No financial instruments are subsequently carried at fair value.

(g)	Capital Management

The Group defines its Capital as total equity of the Group, being US$67.3 million for the year ended June 30, 2019 (2018: US$77.1 million). The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while financing the development of its projects through primarily debt and equity based funding. The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

During the year, the Company achieved financial close for its Term Loan Facility (“TLF”) with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent). The first US$40 million tranche of the TLF has been drawn, with drawdown of the second tranche of the TLF conditional upon satisfaction of certain ramp-up tests and other customary conditions precedent. The key terms of the three-year TLF are typical of a facility of this nature, including a floating interest rate comprising the US Prime Rate plus a margin of 7.50% pa, plus usual undertakings and events of default for a facility of this nature. The TLF is repayable by April 2022.

(h)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2019, the majority of the Group’s cash reserves were denominated in US$, being US$12.0 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies arose from the Australian parent entities operations, as follows:

Exposure to A$	2019 A$ exposure US$000	2018 A$ exposure US$000
Financial assets
Cash and cash equivalents	-	2,072
Trade and other receivables	110	42
Financial liabilities
Trade and other payables	(395)	(479)
Net exposure	(285)	1,635

Foreign exchange rate sensitivity

At the reporting date, had the A$ appreciated or depreciated against the US$, as illustrated in the table below, profit and loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss
	10% Increase	10% Decrease
	US$000	US$000
2019
Group	(29)	29
2018
Group	163	(163)

Paringa Resources Limited ANNUAL REPORT 2019	55

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2019
(Continued)

23.	CONTINGENT ASSETS AND LIABILITIES

During fiscal 2018, the Group entered into a fixed price contract with Frontier-Kemper Constructors, Inc. (“Contractor”) to construct the initial slope for the Poplar Grove mine and related matters. To-date the Group has paid the Contractor approximately US$9.9 million, but has disputed several invoices, primarily related to water excavation, concrete backfilling, and, pursuant to the terms of the contract, the quantum of liquidated damages to be paid by the Contractor to the Group as a result of construction delays. Subsequent to the end of fiscal 2019, the Contractor filed a claim for arbitration pursuant to the terms of the contract and claims that it is owed approximately US$2.6 million. At June 30, 2019, retainage of approximately US$1.1 million has been recognised as a liability in the Group’s financial statements (refer to Note 10), being the amount specified in the contract that has been withheld from payments to the Contractor to ensure that the Contractor satisfies its obligations. The Group will pursue resolution of the arbitration and believes that it is not probable that the claim by the Contractor will be successful and accordingly, other than the retainage of US$1.1 million, no provision for any liability has been recognised in the financial statements.

24.	COMMITMENTS

Management have identified the following material commitments for the consolidated group as at June 30, 2019 and June 30, 2018:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$000	US$000	US$000
2019
Operating lease commitments	258	336	594
2018
Operating lease commitments	161	340	501

(a)	Operating lease commitments

Operating lease commitments include contracts for leased equipment and property in the United States.

25.	EVENTS SUBSEQUENT TO BALANCE DATE

(i)
On July 19, 2019, the Company announced that the second mining unit (“Unit 2”) had entered production at the Poplar Grove Mine, taking the total number of CMs in operation to four and significantly increasing the total quantity of coal mined per shift of operation;

(ii)
On July 19, 2019, the Company announced that BREC had elected to terminate its coal sales agreement with the Company (which represents a potential event of default under the TLF) due to the delayed delivery of first coal to BREC. Under the TLF, the Group has a period 90 days to replace the terminated contract with alternative arrangements which are acceptable to Tribeca, or to negotiate an extension or waiver of this requirement, otherwise an event of default will be triggered under the TLF. The Company maintains a good relationship with BREC, and BREC has requested a test burn of Poplar Grove coal later in 2019;

(iii)
On August 24, 2019, the Company announced that an extended cut plan for Unit 1 at the Poplar Grove Mine had been approved, enabling the CMs to increase the depth of each cut into the coal seam from 20 ft to 40 ft. The extended cut plan resulted in an immediate increase in Unit 1 mining productivity;

(iv)
On September 17, 2019, the Company announced the appointment of Mr. Jim Middleton as Executive Advisor to Paringa’s Board, with specific responsibility to provide guidance to the Company’s Poplar Grove Mine, to assist in further developing safe, efficient, reliable and cost effective mine operations. Mr. Middleton is an experienced underground mining executive with a long and successful history of running coal mining operations for major natural resource companies, including Glencore, BHP, Xstrata, Exxon Coal and Coal & Allied;

56	Paringa Resources Limited ANNUAL REPORT 2019

(v)
On September 18, 2019, the Company announced that it had entered into a term sheet to grant a 2% gross revenue royalty to Tribeca Global Resources Credit Pty Limited (“Tribeca”) to raise US$9.0 million (before costs) (“Proposed Royalty Financing”), conditional upon completion of a minimum US$5 million equity raising (after costs), legal and tax due diligence, and completion of formal documentation. The term sheet also provides for amendments to the Company's TLF with Tribeca (as agent) (“Proposed Term Loan Amendment”) to, amongst other things, resize the second tranche of the TLF from US$16 million to US$10 million (Unit 3 expansion capex is projected to be US$5.9 million), and to ensure that the previously announced termination of the Company's supply agreement with Big Rivers Electric Corporation and issues arising from a funding gap do not result in any events of default under the TLF. Upon completion of the Proposed Royalty Financing and Proposed Term Loan Amendment, the Company will: (a) grant 60,000,000 new options to the lenders (30,000,000 with a strike price of A$0.085 per option and 30,000,000 with a strike price of A$0.10 per option) (subject to shareholder approval and ASX waivers); (b) cancel 25,000,000 options previously granted to the lenders (with a strike price of A$0.20) (subject to shareholder approval and ASX waivers); and (c) issue shares to Argonaut Capital Limited in an amount equal to US$270,000 at an issue price of A$0.07 for financial advisory services provided in respect to the Proposed Royalty Financing;

(vi)
On September 18, 2019, the Company announced that it would make a non-renounceable accelerated pro rata entitlement offer to eligible Shareholders of new shares at an offer price of A$0.07 each, on the basis of one (1) new share for every four (4) shares held on the record date, to raise approximately A$8.1 million (US$5.6 million1) (before costs) (“Entitlement Offer”). The Entitlement Offer will comprise an Institutional Entitlement Offer to be conducted on an accelerated basis and a Retail Entitlement Offer. Net proceeds from the Entitlement Offer will be used to fund Poplar Grove’s ongoing mine ramp-up to positive cashflow, to satisfy the minimum US$5 million equity raising in respect of the Proposed Royalty Financing and Proposed Term Loan Amendment, and for general working capital purposes;

(vii)
On September 20, 2019, the Company announced that it had completed the Institutional Entitlement Offer of its Entitlement Offer to raise approximately A$3.12 million. The Institutional Entitlement Offer was well supported with the majority of substantial existing institutional shareholders electing to take up their entitlements. The Retail Entitlement Offer will raise up to a further A$4.95 million; and

(viii)
On September 25, 2019, the Company announced that it had commenced coal sales to OVEC-IKEC. Coal is procured by AEP on behalf of OVEC-IKEC. AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the United States. The Company continues to ramp up sales to its cornerstone customer LG&E and KU, with August shipping rates to LG&E and KU of approximately 700 Ktpa on an annualised basis.

Other than the above, at the date of this report, there are no matters or circumstances, which have arisen since June 30, 2019 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2019, of the Group;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Group; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Group.

1 Assuming an AUD:USD exchange rate of 0.69

Paringa Resources Limited ANNUAL REPORT 2019	57

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Paringa Resources Limited:

1.	In the opinion of the Directors:

(a)	the attached financial statements, notes and the additional disclosures included in the Directors' report designated as audited, are in accordance with the Corporations Act 2001, including:

(i)	section 296 (compliance with accounting standards and Corporations Regulations 2001); and
(ii)	section 297 (gives a true and fair view of the financial position as at June 30, 2019 and of the performance for the year ended on that date of the consolidated group); and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1(a) to the financial statements.

3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2019.

EGAN ANTILL
Chief Executive Officer
September 25, 2019

58	Paringa Resources Limited ANNUAL REPORT 2019

INDEPENDENT AUDITORS REPORT

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

Independent Auditor's Report to the Members of Paringa Resources Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Paringa Resources Limited (the "Company") and its subsidiaries (the "Group") which comprises the consolidated statement of financial position as at June 30, 2019, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies and other explanatory information, and the directors' declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Group's financial position as at June 30, 2019 and of its financial performance for the year then ended; and

(ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1(a) in the financial report, which indicates that the Group incurred a net loss of $13.1 million and experience net cash outflows from operating activities of $7.6 million and net cash outflows from investing activities of $59.1 million during the year ended June 30, 2019. As noted in Note 1(a), these events or conditions, along with other matters as set forth in Note 1(a), indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Asia Pacific Limited and the Deloitte Network.

Paringa Resources Limited ANNUAL REPORT 2019	59

INDEPENDENT AUDITORS REPORT
(Continued)

Deloitte.

Our procedures in relation to going concern included, but were not limited to:

- inquiring of management and the directors in relation to events and conditions that may impact the assessment on the Group's ability to continue as a going concern;
- challenging the assumptions contained in management's cash flow forecast in relation to the Group's ability to continue as a going concern;
- assessing the adequacy of the disclosure related to going concern in Note 1(a); and
- assessing the impact of events occurring after balance date on the financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the *Material Uncertainty Related to Going Concern* section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter
Commercial production status At June 30, 2019, Paringa had Property, Plant and Equipment totaling $115.6 million, predominantly made up of Mine Development Properties ("MDP") of $63.1 million and Mine Plant and Equipment ("MPE") of $52.4 million. During the year ended June 30, 2019, Paringa recognized depreciation and impairment charges of $2.1 million against MPE while MDP was not being amortized on the basis that commercial production status had not been achieved prior to June 30, 2019. Commercial production is the level of activities intended by management for a mine, or a mine and plant complex, to be capable of operating in a manner intended by management. As there are a range of factors included in the determination of the level of activity that represents commercial production, this assessment requires management to exercise significant judgement. The judgment about reaching commercial production status is important in relation to the start of amortization of the MDP, the cessation of capitalization of borrowing costs to the MDP and the cessation of capitalizing the pre-commercial production cost of sales (net of sales proceeds) to the MDP.	Our procedures associated with the commercial production status included, but were not limited to: • obtaining an understanding of the key factors considered by management and comparing these to market announcements and physical inspections through site visits; • assessing the existence of contradictory evidence that would suggest the Poplar Grove Mine had achieved commercial production status and challenging management's assumptions; • evaluating industry examples of commercial production as applied in the mining industry by companies operating both in Australia which report under the Australian Accounting Standards ("AASB") and entities operating in the US and Canada which report under the International Financial Reporting Standards ("IFRS"); • consulting with internal specialists on the appropriateness of the accounting treatment of pre-commercial production sales and cost of sales; and • assessing the appropriateness of the disclosures in the notes to the financial statements.

60	Paringa Resources Limited ANNUAL REPORT 2019

Deloitte.

| Key Audit Matter | How the scope of our audit responded to the Key Audit Matter |
|---|---|
| ***Recoverable value of property, plant and equipment***<br><br>At June 30, 2019, Paringa had Property, Plant and Equipment totaling $115.6 million predominantly made up of Mine Development Properties ("MDP") of $63.1 million and Mine Plant and Equipment ("MPE") of $52.4 million.<br><br>Paringa is required to perform an annual assessment of the impairment indicators over its Property, Plant and Equipment in line with the requirements of the relevant accounting standards, and test the balance for impairment whenever there is an indication of impairment. This assessment requires management to exercise significant judgement in identifying indicators of impairment given the stage of development of its Poplar Grove mine, with the project in its ramping up phase and not having achieved commercial production status. | In conjunction with our valuations specialists, our procedures associated with the recoverable value of property, plant and equipment included, but were not limited to:<br><br>• obtaining an understanding of the key controls associated with the identification of indicators of impairment;<br><br>• obtaining and evaluating management's impairment indicator assessment, including consideration as to whether any of the following events exist at the reporting date which may indicate that property, plant and equipment may not be recoverable:<br>o significant adverse changes have or are expected to take place, such as changes to applicable forecast coal sales prices;<br>o increases in market interest rates, or other market rates of return;<br>o the carrying value of the Group's net assets exceeds it market capitalisation;<br>o capital costs have increased to such an extent that such costs are no longer recoverable; and<br><br>• assessing the appropriateness of the disclosures in the notes to the financial statements. |

*Other Information*

The directors are responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended June 30, 2019, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

*Responsibilities of the Directors for the Financial Report*

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Paringa Resources Limited ANNUAL REPORT 2019	61

INDEPENDENT AUDITORS REPORT
(Continued)

Deloitte.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

*Auditor's Responsibilities for the Audit of the Financial Report*

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group's audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters.

62	Paringa Resources Limited ANNUAL REPORT 2019

Deloitte.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

**Report on the Remuneration Report**

*Opinion on the Remuneration Report*

We have audited the Remuneration Report included in pages 15 to 21 of the Directors' Report for the year ended June 30, 2019.

In our opinion, the Remuneration Report of Paringa Resources Limited, for the year ended June 30, 2019, complies with section 300A of the *Corporations Act 2001*.

*Responsibilities*

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Deloitte Touche Tohmatsu

**DELOITTE TOUCHE TOHMATSU**

**Vincent Snijders**
Partner
Chartered Accountants
Perth, September 25, 2019

Paringa Resources Limited ANNUAL REPORT 2019	63

CORPORATE GOVERNANCE

Paringa Resources Limited (“Company” or “Paringa”) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board of Paringa has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company. These documents are available in the Corporate Governance section of the Company’s website, www.paringaresources.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

The Company’s 2019 Corporate Governance Statement, which explains how Paringa complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ (“ASX Principles and Recommendations”) in relation to the year ended June 30, 2019, is available in the Corporate Governance section of the Company’s website, www.paringaresources.com, and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.

In addition to the ASX Principles and Recommendations, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

•	relatively simple operations of the Company, which is focussed on production from a single coal property;

•	cost verses benefit of additional corporate governance requirements or processes;

•	Board’s experience in the relevant sector;

•	organisational reporting structure and limited number of reporting functions, divisions and employees;

•	relatively simple financial affairs with limited complexity and quantum;

•	relatively moderate market capitalisation; and

•	direct shareholder feedback.

64	Paringa Resources Limited ANNUAL REPORT 2019

MINERAL RESOURCES AND ORE RESERVES STATEMENT

1.	COAL RESOURCES

The Company’s Coal Resources (inclusive of the Company’s Coal Reserves) as at June 30, 2019 and 2018, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Buck Creek Complex Coal Resources as at June 30, 2019	Buck Creek Complex Coal Resources as at June 30, 2018
Category	Coal Resource (Mt)	Calorific Value* (Btu/lb)	Ash* (%)	Yield* (%)	Category	Coal Resource (Mt)	Calorific Value* (Btu/lb)	Ash* (%)	Yield* (%)
Measured	103.0	11,945	8.52	90.9	Measured	103.6	11,963	8.6	91.1
Indicated	227.3	11,945	8.52	90.9	Indicated	228.6	11,963	8.6	91.1
Inferred	-	-	-	-	Inferred	0.7	11,963	8.6	91.1
Total	330.3	11,945	8.52	90.9	Total	332.9	11,963	8.6	91.1

* Coal quality specifications include an addition of 4% moisture to the equilibrium moisture which is intended to represent the true moisture of a saleable product (to approximate the as received basis).

As a result of the annual review of the Company’s Coal Resources, there has been an immaterial change to the Coal Resources reported for the Buck Creek Complex, as a result of additional coal leases, termination of outlying coal leases, mine depletion from the operating Poplar Grove Mine, and additional exploration data and coal quality information.

2.	COAL RESERVES

The Company’s Coal Reserves as at June 30, 2019 and 2018, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Buck Creek Complex Coal Reserves as at June 30, 2019	Buck Creek Complex Coal Reserves as at June 30, 2018
Category	Recoverable* Coal Reserve (Mt)	Marketable Coal Reserve (Mt)	Product Yield (%)	Category	Recoverable* Coal Reserve (Mt)	Marketable Coal Reserve (Mt)	Product Yield (%)
Proven	44.3	33.9	76.54	Proven	43.5	33.2	76.48
Probable	91.4	70.0	76.54	Probable	92.3	70.6	76.48
Total	135.7	103.8	76.54	Total	135.7	103.8	76.48

* Includes dilution.

As a result of the annual review of the Company’s Coal Reserves, there has been an immaterial change to the Coal Reserves reported for the Buck Creek Complex, as a result of additional mineral leases, termination of outlying coal leases, mine depletion from the operating Poplar Grove Mine, and additional exploration data and coal quality information.

3.	GOVERNANCE OF RESOURCES AND RESERVES

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Coal Resources and Coal Reserves. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Coal Resource and Coal Reserve estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Paringa Resources Limited ANNUAL REPORT 2019	65

MINERAL RESOURCES AND ORE RESERVES STATEMENT
(Continued)

3.	GOVERNANCE OF RESOURCES AND RESERVES (Continued)

Where material changes occur during the year to a project, including the project’s size, title, exploration results or other technical information, then previous Coal Resource and Coal Reserve estimates and market disclosures are reviewed for completeness. The Company reviews its Coal Resources and Coal Reserves as at June 30, each year. Where a material change has occurred in the assumptions or data used in previously reported Coal Resources or Coal Reserves, then where possible a revised Coal Resource or Coal Reserve estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling program), in which case a revised Coal Resource or Coal Reserve estimate will be prepared and reported as soon as practicable.

4.	COMPETENT PERSONS STATEMENT

The information in this Mineral Resources and Ore Reserves Statement that relates to Coal Resources is based on, and fairly represents, information compiled or reviewed by Mr. K. Scott Keim, a Competent Person who is a Member of The American Institute of Professional Geologists. Mr. K. Scott Keim is employed by MM&A. Mr. K. Scott Keim has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources. Mr. K. Scott Keim consents to the inclusion in this Mineral Resources and Ore Reserves Statement of the matters based on his information in the form and context in which it appears.

The information in this Mineral Resources and Ore Reserves Statement that relates to Coal Reserves is based on, and fairly represents, information compiled or reviewed by Mr. Justin S. Douthat, a Competent Person who is a Registered Member of the Society for Mining, Metallurgy & Exploration. Mr. Douthat is employed by MM&A. Mr. Douthat has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’  and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources.  Mr. Douthat consents to the inclusion in this Mineral Resources and Ore Reserves Statement of the matters based on his information in the form and context in which it appears.

Messrs. Keim and Douthat have approved this Mineral Resources and Ore Reserves Statement as a whole and consent to its inclusion in the form and context in which it appears.

66	Paringa Resources Limited ANNUAL REPORT 2019

ASX ADDITIONAL INFORMATION

1.	TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest shareholders as at August 31, 2019 are listed below:

Name	Number of Ordinary Shares	Percentage of Ordinary Shares
Citicorp Nominees Pty Limited	64,079,801	13.89
J P Morgan Nominees Australia Pty Limited	54,812,173	11.88
HSBC Custody Nominees <Australia> Limited	32,945,552	7.14
UBS Nominees Pty Ltd	17,471,818	3.79
Silver Lake Resources Limited	15,102,663	3.27
Arredo Pty Ltd	14,015,152	3.04
Nero Resource Fund Pty Ltd <Nero Resource Fund A/C>	9,188,949	1.99
Argonaut Equity Partners Pty Limited	7,054,969	1.53
Mr Clayton William Hollingsworth	7,000,000	1.52
Wenola Pty Limited <Pension Fund A/C>	5,522,086	1.20
Norfolk Enchants Pty Ltd <Trojan Retirement Fund A/C>	5,500,000	1.19
Mr Terry Patrick Coffey + Hawkes Bay Nominees Limited <Williams Family No 2 A/C>	5,146,734	1.12
Silver Lake Resources Limited	4,764,683	1.03
Bouchi Pty Ltd	4,498,643	0.98
Westblock Services Pty Ltd <Westblock Investment A/C>	4,333,334	0.94
Enerview Pty Ltd	4,266,667	0.93
AWJ Family Pty Ltd <A W Johnson Family A/C>	4,131,971	0.90
Elliott Services Pty Ltd <The Elliott Family A/C>	3,650,000	0.79
BNP Paribas Nominees Pty Ltd <IB AU Noms Retailclient DRP>	3,612,487	0.78
Mr David Gay	3,520,292	0.76
Total Top 20	270,617,974	58.67
Others	190,633,207	41.33
Total Ordinary Shares on Issue	461,251,181	100.00

2.	DISTRIBUTION OF EQUITY SECURITIES

An analysis of numbers of holders of listed securities by size of holding as at August 31, 2019 is listed below:

	Ordinary Shares
Distribution	Number of Shareholders	Number of Ordinary Shares
1 - 1,000	30	4,585
1,001 - 5,000	95	298,352
5,001 - 10,000	146	1,171,213
10,001 - 100,000	524	21,385,786
100,001 Over	354	438,391,245
Totals	1,149	461,251,181

There were 147 holders of less than a marketable parcel of Ordinary Shares.

3.	VOTING RIGHTS

See Note 13(b) of the Notes to the Financial Statements.

Paringa Resources Limited ANNUAL REPORT 2019	67

ASX ADDITIONAL INFORMATION
(Continued)

4.	SUBSTANTIAL SHAREHOLDERS

Substantial shareholder notices have been received from the following at August 31, 2019:

Substantial Holder	Number of Ordinary Shares
AustralianSuper Pty Ltd	51,166,892
Mitsubishi UFJ Financial Group, Inc. and associates	42,653,856
Tribeca Investment Partners Pty Ltd	24,942,134

5.	UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at August 31, 2019, other than those securities issued or acquired under an employee incentive scheme, are listed below:

Holder	$0.30 Employee Options Expiring 31-Dec-23	$0.40 Employee Options Expiring 31-Dec-23	$0.50 Employee Options Expiring 31-Dec-23	$0.60 Employee Options Expiring 31-Dec-23	$0.20 Lender Options Expiring 30-Apr-23	$0.33 Underwriter Options Expiring 30-Jun-21	$0.34 Lender Options Expiring 10-Sep-22	$0.66 Lender Options Expiring 5-Apr-21
Mr. Egan Antill	575,000	575,000	575,000	575,000	-	-	-	-
J P Morgan Nominees Australia Pty Limited	-	-	-	-	12,567,857	-	-	-
UBS Nominees Pty Limited	-	-	-	-	5,432,143	-	-	-
Argonaut Investments Pty Limited	-	-	-	-	-	6,000,000	-	-
Macquarie Bank Limited	-	-	-	-	-	-	4,444,444	4,444,444
Total	575,000	575,000	575,000	575,000	18,000,000	6,000,000	4,444,444	4,444,444
Total holders	1	1	1	1	2	1	1	1

6.	ON-MARKET BUY BACK

There is currently no on-market buyback program for any of Paringa Resources Limited's listed securities.

7.	INTERESTS IN MINING PROPERTIES

Buck Creek Complex

At June 30, 2019, Paringa controlled approximately 40,096 gross acres of coal leases in Kentucky, United States which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 330 individual coal leases with private mineral owners.

68	Paringa Resources Limited ANNUAL REPORT 2019

8.	FORWARD LOOKING STATEMENTS

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

9.	COMPETENT PERSONS STATEMENTS

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated September 18, 2019 entitled ‘Capital Raising Presentation’, June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Paringa Resources Limited ANNUAL REPORT 2019	69

MINE OFFICE

373 Whobry Road
Rumsey KY 42371
UNITED STATES

NEW YORK OFFICE

28 West 44th Street, Suite 810
New York NY 10036
UNITED STATES

REGISTERED OFFICE

Level 9, BGC Centre
28 The Esplanade
Perth, WA 6000

Tel: +61 8 9322 6322
Fax: +61 8 9322 6558
Email: info@paringaresources.com

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